Exhibit 99.1

Cenovus Energy Inc.

Annual Information Form

For the Year Ended December 31, 2017

February 14, 2018

APPENDIX A -	Report on Reserves Data by Independent Qualified Reserves Evaluators	A1
APPENDIX B -	Report of Management and Directors on Reserves Data and Other Information	B1
APPENDIX C -	Audit Committee Mandate	C1
APPENDIX D -	Netback Reconciliations	D1

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FORWARD-LOOKING INFORMATION

In this Annual Information Form (“AIF”), unless otherwise specified or the context otherwise requires, references to “we”, “us”, “our”, “its”, “the Corporation” or “Cenovus” mean Cenovus Energy Inc., the subsidiaries of, and partnership interests held by, Cenovus Energy Inc. and its subsidiaries.

This AIF contains forward-looking statements and other information (collectively “forward-looking information”) about Cenovus’s current expectations, estimates and projections, made in light of the Corporation’s experience and perception of historical trends. This forward-looking information is identified by words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “forecast” or “F”, “future”, “target”, “position”, “project”, “capacity”, “could”, “should”, “focus”, “goal”, “outlook”, “proposed”, “potential”, “may”, “strategy”, “forward”, “opportunity”, “schedule”, “on track” or similar expressions and includes suggestions of future outcomes, including statements about: Cenovus’s strategy and related milestones and schedules including with respect to the development and growth of our business and operations; projected future value; projections for 2018 and future years; forecast operating and financial results, including forecast sales prices and costs; planned capital expenditures, including the amount, timing and financing thereof; annual capital investment forecasts and plans with respect thereto; techniques expected to be used to recover reserves and forecasts of the timing thereof; future abandonment and reclamation costs and the timing of payments in relation thereto; expected recovery of income taxes; potential impacts of various identified risk factors; expected future production, including the timing, stability or growth thereof; expected reserves and related information, including future net revenue and future development costs; broadening market access; expected capacities, including for projects, transportation and refining; improving cost structures, forecast cost savings and the sustainability thereof; dividend plans and strategy; anticipated timelines for future regulatory, partner or internal approvals; future impact of regulatory measures; forecast commodity prices and trends and expected impacts to Cenovus; and future use and development of technology, including expected effects on environmental impact. Readers are cautioned not to place undue reliance on forward-looking information as the Corporation’s actual results may differ materially from those expressed or implied.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry in general. The factors or assumptions on which the forward-looking information is based include: assumptions inherent in the Corporation’s current guidance, available at cenovus.com; projected capital investment levels, the flexibility of capital spending plans and the associated source of funding; estimates of quantities of oil, bitumen, natural gas and natural gas liquids (“NGLs”) from properties and other sources not currently classified as proved; Cenovus’s ability to obtain necessary regulatory and partner approvals; the successful and timely implementation of capital projects or stages thereof; Cenovus’s ability to generate sufficient cash to meet its current and future obligations; and other risks and uncertainties described from time to time in the filings the Corporation makes with securities regulatory authorities.

The risk factors and uncertainties that could cause Cenovus’s actual results to differ materially include: volatility of and other assumptions regarding oil and gas prices; the effectiveness of the Corporation’s risk management program, including the impact of derivative financial instruments, the success of Cenovus’s hedging strategies and the sufficiency of the Corporation’s liquidity position; the accuracy of cost estimates; commodity prices, currency and interest rates; product supply and demand; market competition, including from alternative energy sources; risks inherent in Cenovus’s marketing operations, including credit risks; exposure to counterparties and partners, including ability and willingness of such parties to satisfy contractual obligations in a timely manner; risks inherent in operation of our crude-by-rail terminal, including health, safety and environmental risks; maintaining desirable ratios of debt (and net debt) to adjusted earnings before interest, taxes, depreciation and amortization as well as debt (and net debt) to capitalization; the Corporation’s ability to access various sources of debt and equity capital, generally, and on terms acceptable to the Corporation; Cenovus’s ability to finance growth and sustaining capital expenditures; changes in credit ratings applicable to Cenovus or any of Cenovus’s securities; changes to Cenovus’s dividend plans or strategy, including the dividend reinvestment plan; accuracy of Cenovus’s reserves, resources and future production expense and future net revenue estimates; the Corporation’s ability to replace and expand oil and gas reserves; Cenovus’s ability to maintain its relationship with its partners and to successfully manage and operate its integrated business; reliability of the Corporation’s assets, including in order to meet production targets; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; the occurrence of unexpected events such as fires, severe weather conditions, explosions, blow-outs, equipment failures, transportation incidents and other accidents or similar events; refining and marketing margins; inflationary pressures on operating costs, including labour, natural gas and other energy sources used in oil sands processes; potential failure of new products to achieve acceptance in the market; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in producing, transporting or refining of crude oil into petroleum and chemical products; risks associated with

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technology and its application to Cenovus’s business including potential cyber-attacks; the timing and the costs of well and pipeline construction; the Corporation’s ability to secure adequate and cost-effective product transportation, including sufficient pipeline, crude-by-rail, marine or alternate transportation, and including to address any gaps caused by constraints in the pipeline system; availability of, and Cenovus’s ability to attract and retain, critical talent; changes in the regulatory framework in any of the locations in which Cenovus operates, including changes to the regulatory approval process and land-use designations, royalty, tax, environmental, greenhouse gas, carbon, climate change and other laws or regulations, or changes to the interpretation of such laws and regulations, as adopted or proposed, the impact thereof and the costs associated with compliance; the expected impact and timing of various accounting pronouncements, rule changes and standards on Cenovus’s business, its financial results and its consolidated financial statements; changes in the general economic, market and business conditions; the political and economic conditions in the countries in which the Corporation operates; the occurrence of unexpected events such as war, terrorist threats and the instability resulting therefrom; and risks associated with existing and potential future lawsuits and regulatory actions against Cenovus.

Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. For a full discussion of Cenovus’s material risk factors, refer to “Risk Management and Risk Factors” in the Corporation’s annual 2017 Management’s Discussion and Analysis (“MD&A”), which section of the MD&A is incorporated by reference into this AIF, and to the risk factors described in other documents Cenovus files from time to time with securities regulatory authorities, available on SEDAR at sedar.com, on EDGAR at sec.gov and on the Corporation’s website at cenovus.com.

Information on or connected to our website cenovus.com does not form part of this AIF.

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CORPORATE STRUCTURE

Cenovus Energy Inc. was formed under the Canada Business Corporations Act (“CBCA”) by amalgamation of 7050372 Canada Inc. (“7050372”) and Cenovus Energy Inc. (formerly Encana Finance Ltd. and referred to as “Subco”) on November 30, 2009 pursuant to an arrangement under the CBCA (the “Arrangement”) involving, among others, 7050372, Subco and Encana Corporation (“Encana”). On January 1, 2011, Cenovus Energy Inc. amalgamated with its wholly owned subsidiary,

Cenovus Marketing Holdings Ltd., through a plan of arrangement approved by the Court of Queen’s Bench of Alberta. On July 31, 2015, Cenovus Energy Inc. amalgamated with its wholly owned subsidiary, 9281584 Canada Limited (formerly 1528419 Alberta Ltd.), by way of a vertical short-form amalgamation.

The Corporation’s head and registered office is located at 2600, 500 Centre Street S.E., Calgary, Alberta, Canada T2G 1A6.

INTERCORPORATE RELATIONSHIPS

Cenovus’s material subsidiaries and partnerships as at December 31, 2017 are as follows:

Subsidiaries & Partnerships	Percentage Owned(1)	Jurisdiction of Incorporation, Continuance, Formation or Organization
Cenovus FCCL Ltd.	100	Alberta
Cenovus Energy Marketing Services Ltd.	100	Alberta
FCCL Partnership (“FCCL”)(2)	100	Alberta
WRB Refining LP (“WRB”)(3)	50	Delaware

(1)	Reflects all voting securities of all subsidiaries and partnerships beneficially owned, or controlled or directed, directly or indirectly, by Cenovus.
(2)	On May 17, 2017, Cenovus acquired from ConocoPhillips Company and certain of its subsidiaries (collectively, “ConocoPhillips”) a 50 percent interest in FCCL Partnership (“FCCL”). This acquisition increased Cenovus’s interest in FCCL to 100 percent.
(3)	Cenovus non-operating interest held through Cenovus American Holdings Ltd. and Cenovus US Holdings Inc.

The Corporation’s remaining subsidiaries and partnerships each account for (i) less than 10 percent of the Corporation’s consolidated assets as at December 31, 2017 and (ii) less than 10 percent of the Corporation’s consolidated revenues for the year ended December 31, 2017. In aggregate, Cenovus’s subsidiaries and partnerships not listed above did not exceed 20 percent of the Corporation’s total consolidated assets or total consolidated revenues as at and for the year ended December 31, 2017.

GENERAL DEVELOPMENT OF THE BUSINESS

OVERVIEW

Cenovus is an integrated oil company headquartered in Calgary, Alberta. Cenovus is in the business of developing, producing and marketing crude oil, natural gas and NGLs in Canada, and also conducts marketing activities and owns refining interests in the United States (“U.S.”).

All of Cenovus’s oil and natural gas reserves and production are located in Canada, within the provinces of British Columbia and Alberta. As at December 31, 2017, Cenovus had a land base of approximately 6.5 million net acres. On January 5, 2018, Cenovus completed the sale of its crude oil and natural gas assets in the Suffield, Alberta area, which represented approximately 0.9 million net acres, resulting in the Corporation’s land base being reduced to 5.6 million net acres. The estimated proved reserves life index based on working interest production as at December 31, 2017 was approximately 32 years, excluding the Suffield assets.

On May 17, 2017, Cenovus acquired ConocoPhillips’ 50 percent interest in the FCCL Partnership (“FCCL”), and the majority of ConocoPhillips’ western Canadian conventional assets in Alberta and British Columbia (the “Acquisition”). The Acquisition increased Cenovus’s interest in FCCL to 100 percent. In order to finance the Acquisition, Cenovus incurred additional debt and issued additional common shares. Since closing the Acquisition, the Corporation is focused on deleveraging its balance sheet and generating increased cash flows.

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BUSINESS SEGMENTS

The Corporation’s reportable segments are as follows:

Oil Sands

Cenovus’s Oil Sands segment includes the development and production of bitumen and natural gas in northeast Alberta. Cenovus’s bitumen assets include Foster Creek, Christina Lake and Narrows Lake as well as other projects in the early stages of development. Cenovus’s interest in certain of its operated oil sands properties, notably Foster Creek, Christina Lake and Narrows Lake, increased from 50 percent to 100 percent on May 17, 2017.

Deep Basin

The Deep Basin segment includes approximately three million net acres of land primarily in the Elmworth-Wapiti, Kaybob-Edson, and Clearwater operating areas, rich in natural gas and NGLs. The assets are located in Alberta and British Columbia and include interests in numerous natural gas processing facilities (collectively, the “Deep Basin Assets”). The Deep Basin Assets were acquired on May 17, 2017.

Refining and Marketing

Cenovus’s Refining and Marketing segment includes transporting and selling crude oil, natural gas and NGLs and joint ownership of two refineries in the U.S. with the operator, Phillips 66, an unrelated U.S. public company. In addition, Cenovus owns and operates a crude-by-rail terminal in Alberta. This segment coordinates Cenovus’s marketing and transportation initiatives to optimize product mix, delivery points, transportation commitments and customer diversification.

Corporate and Eliminations

This segment primarily includes unrealized gains and losses recorded on derivative financial instruments and gains and losses on divestiture of assets, as well as other Cenovus-wide costs for general and administrative (“G&A”), financing activities and research costs. As financial instruments are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates. Eliminations relate to sales and operating revenues and purchased product between segments, recorded at transfer prices based on current market prices, and to unrealized intersegment profits in inventory.

Conventional (Discontinued Operations)

Cenovus’s Conventional segment has been reported as a discontinued operation as the majority of the Conventional assets were sold in 2017 and the remainder in early 2018.

This segment included the development and production of conventional crude oil(1), natural gas(2) and NGLs in Alberta and Saskatchewan, including heavy oil(3) assets at Pelican Lake, the carbon dioxide (“CO2”) enhanced oil recovery (“EOR”) project at Weyburn and tight oil opportunities.

(1)	For the purpose of this AIF, references to “crude oil” means “heavy crude oil” and “light crude oil and medium crude oil combined” as those terms are defined in National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (“NI 51-101”).
(2)	For the purpose of this AIF, references to “natural gas” means “conventional natural gas and shale gas” as defined in NI 51-101.
(3)	For the purpose of this AIF, references to “heavy oil” means “heavy crude oil” as defined in NI 51-101.

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THREE YEAR HISTORY

The following describes significant events that have influenced the development of Cenovus’s business during the last three financial years:

2015

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Reduced capital spending. Due to the low commodity price environment, Cenovus reduced its 2015 capital spending, including suspension of the bulk of its conventional drilling program in southern Alberta and Saskatchewan and deferral of further construction work on Foster Creek phase H, Christina Lake phase G and Narrows Lake phase A.

•

Common share issuance. In the first quarter, Cenovus issued 67.5 million common shares at a price of $22.25 per share for net proceeds of approximately $1.4 billion, a portion of which contributed to funding the Corporation’s capital investment in 2015.

•	Permit approval received at Wood River Refinery. In the first quarter, permit approval was received on the Wood River Refinery debottlenecking project.

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Sale of royalty interest and mineral fee title lands business. In the third quarter, Cenovus sold its wholly owned subsidiary, Heritage Royalty Limited Partnership (“HRP”), which held approximately 4.8 million gross acres of royalty interest and mineral fee title lands in Alberta, Saskatchewan and Manitoba along with gross overriding royalties on Cenovus’s Pelican Lake property in northern Alberta and its EOR project at Weyburn, Saskatchewan to an unrelated third party for gross cash proceeds of $3.3 billion, a portion of which was used to help fund the Corporation’s capital investment in 2015. Associated third party royalty interest volumes prior to the divestiture were approximately 6,580 barrels of oil equivalent per day.

•	Rail terminal purchase. In the third quarter, Cenovus purchased a crude-by-rail terminal located in Bruderheim, Alberta for $75 million, plus closing adjustments.

•

Cost reductions. Cenovus achieved total 2015 cost savings of approximately $540 million, including operating, capital and G&A costs compared with its original 2015 budget. The cost reductions were achieved across the Corporation and included savings related to improved drilling efficiency, optimized scheduling and prioritization of repair and maintenance activities, lower chemical costs and improved oil sands waste disposal and handling processes. Additional savings resulted from the deferral of certain capital expenditure projects.

•	Workforce reductions. Cenovus reduced its workforce by approximately 1,500 staff, including full- and part-time employees as well as contract workers. As at December 31, 2015, the Corporation had approximately 24 percent fewer employee and contractor workforce than it had at December 31, 2014.

•

Completed Christina Lake optimization. In the fourth quarter, the Christina Lake optimization program began steam circulation, adding 22,000 barrels per day gross production capacity, taking total gross production capacity to 160,000 barrels per day.

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Regulatory approval received for Christina Lake phase H. In the fourth quarter, Cenovus received regulatory approval for Christina Lake phase H with approved gross production capacity of 50,000 barrels per day.

2016

•	Reduced spending. Cenovus achieved its 2016 target of reducing planned capital, operating and G&A spending by $500 million compared with its original 2016 budget.

•	Workforce reductions. In the second quarter, Cenovus further reduced its workforce by approximately 440 staff.

•	First production from Foster Creek phase G. In the third quarter, Foster Creek phase G achieved first oil production. Phase G added 30,000 barrels per day of gross production capacity.

•	Wood River debottlenecking project completed. In the third quarter, the Wood River debottlenecking project was successfully completed.

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First production from Christina Lake phase F. In the fourth quarter, Christina Lake phase F achieved first oil production. Phase F added 50,000 barrels per day of gross production capacity. The phase F expansion includes a 100 gross megawatt cogeneration plant.

2017

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Resumed Christina Lake phase G expansion. Cenovus resumed the phase G expansion, which has an approved design capacity of 50,000 gross barrels per day. First oil from phase G is expected in the second half of 2019.

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Common share issuance. In the second quarter, Cenovus issued 187.5 million common shares at a price of $16.00 per share for gross proceeds of approximately $3 billion, with net proceeds used to fund a portion of the cash consideration for the Acquisition. As part of the consideration for the Acquisition, Cenovus also issued 208 million common shares to ConocoPhillips.

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Increased FCCL interest to 100 percent and acquired Deep Basin Assets. In the second quarter, Cenovus acquired ConocoPhillips’ 50 percent interest in FCCL and the majority of ConocoPhillips’ Deep Basin Assets in Alberta and British Columbia for consideration of approximately US$10.6 billion in cash, before closing adjustments, and 208 million Cenovus shares. The Acquisition gave Cenovus a 100 percent interest in and full control of the FCCL Partnership assets, and provided a second core operating area with approximately three million net acres of land, exploration and production assets and related infrastructure.

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Senior notes offering. In the second quarter of 2017, Cenovus completed an offering of US$2.9 billion senior unsecured notes at a weighted average cost of 4.9%, the net proceeds of which contributed to the funding of the Acquisition.

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Divested legacy Conventional assets. In the third quarter Cenovus sold its Pelican Lake heavy oil operations, including the adjacent Grand Rapids project, for cash proceeds of $975 million. In the fourth quarter, Cenovus sold its Palliser crude oil and natural gas assets for cash proceeds of $1.3 billion and sold its Weyburn carbon-dioxide enhanced oil recovery operation in Saskatchewan for cash proceeds of $940 million. As part of the Corporation’s plan to deleverage its balance sheet, net proceeds from the divestitures were used to retire the $3.6 billion bridge credit facility that had been put in place in connection with the Acquisition.

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Changed President & Chief Executive Officer. In the fourth quarter, Alex Pourbaix was appointed Cenovus’s President & Chief Executive Officer and a member of the Board of Directors, replacing Brian Ferguson.

2018

•	Sale of Suffield assets. In the first quarter of 2018 (January 5, 2018), Cenovus completed the sale of its Suffield crude oil and natural gas operations for cash proceeds of $512 million.

•

2018 capital and operating budget. In the fourth quarter of 2017, Cenovus announced its 2018 capital and operating budget, including its intention to continue focusing on cost reductions and plans to further reduce its workforce by approximately 15 percent. In addition, the Corporation announced it is marketing a package of non-core assets in the Deep Basin with a view of further streamlining its asset portfolio and reducing leverage.

•	Leadership Team changes. In the fourth quarter of 2017, Cenovus announced changes to its Leadership Team, to be implemented in the first and second quarters of 2018.

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DESCRIPTION OF THE BUSINESS

OIL SANDS

Cenovus’s Oil Sands segment includes 100 percent ownership of the Foster Creek and Christina Lake assets, both of which are producing. In addition, the Corporation has several emerging projects in the early stages of development, including 100 percent owned projects at Narrows Lake and Telephone Lake. The Oil Sands segment also includes Cenovus’s 100 percent owned Athabasca natural gas property, from which a portion of the natural gas production is used as fuel at the adjacent Foster Creek operations.

Prior to closing the Acquisition on May 17, 2017, the Foster Creek, Christina Lake and Narrows Lake assets were jointly (50 percent) owned through FCCL with ConocoPhillips, an unrelated U.S. public company.

As at December 31, 2017, Cenovus held bitumen rights of approximately 1.9 million gross acres (1.8 million net acres) within the Athabasca and Cold Lake areas, as well as the exclusive rights to lease an additional 536,000 gross acres on the Cold Lake Air Weapons Range.

Development Approach

Cenovus uses steam-assisted gravity drainage (“SAGD”) technology to recover bitumen. The Corporation does not employ mining techniques for extraction and none of its reserves are suitable for extraction using mining techniques. SAGD involves injecting steam into the reservoir to enable bitumen to be pumped to the surface. Cenovus applies a manufacturing-like, phased approach to developing its oil sands assets. This approach incorporates learnings from previous phases into future growth plans, helping the Corporation to minimize costs.

Technology

Cenovus continues to focus on technologies which are targeted to improve business performance and materially increase shareholder value amid continuing price uncertainty, a low carbon future, increased environmental protection pressure and regulatory changes. Technology development is a critical necessity to stay competitive and to sustain stakeholder and community support.

Foster Creek

As of May 17, 2017, the closing date of the Acquisition, Cenovus has a 100 percent working interest in Foster Creek. It is located on the Cold Lake Air Weapons Range, an active military base, and has a reservoir depth up to 500 meters below the surface. Foster Creek produces from the McMurray formation using SAGD technology.

The Corporation holds surface access rights from the governments of Canada and Alberta and bitumen rights from the Government of Alberta for exploration, development and transportation from areas within the Cold Lake Air Weapons Range. In addition, Cenovus holds exclusive rights to lease several hundred thousand acres of bitumen rights in other areas on the Cold Lake Air Weapons Range on the Corporation’s and/or its assignee’s behalf.

Production from phases A through G at Foster Creek averaged 124,752 net barrels per day in 2017 (70,244 net barrels per day in 2016). Phase G was completed in the third quarter of 2016.

Cenovus operates a 98 gross megawatt natural gas-fired cogeneration facility in conjunction with Foster Creek. The steam and power generated by the facility is presently being used within the SAGD operation and any excess power generated is being sold into the Alberta Power Pool.

Christina Lake

As of May 17, 2017, the closing date of the Acquisition, Cenovus has a 100 percent working interest in Christina Lake. It is located approximately 120 kilometers south of Fort McMurray and has a reservoir depth up to 375 meters below the surface. Christina Lake produces from the McMurray formation using SAGD technology.

Production from phases A through F at Christina Lake averaged 167,727 net barrels per day in 2017 (79,449 net barrels per day in 2016). Phase F was completed in the fourth quarter of 2016. This expansion included a 100 gross megawatt natural gas-fired cogeneration facility. The steam and power generated by the facility is presently being used within the SAGD operation and any excess power generated is being sold into the Alberta Power Pool. Cenovus resumed work on the phase G expansion in 2017, which was deferred in late 2014 due to the low commodity price environment. Phase G has an approved design capacity of 50,000 gross barrels per day and first oil from the expansion is expected in the second half of 2019.

Narrows Lake

As of May 17, 2017, the closing date of the Acquisition, Cenovus has a 100 percent working interest in Narrows Lake. Narrows Lake is located adjacent to Christina Lake and has a reservoir depth up to 375 meters below the surface. Narrows Lake will be Cenovus’s first demonstration application of solvent aided process in conjunction with SAGD.

In 2012, Cenovus received regulatory approval for phases A, B and C for 130,000 gross barrels per day of production capacity. Initial work on phase A, a 45,000 gross barrels per day phase, with potential to increase to 65,000 gross barrels per day with the addition of solvent depending on ultimate solvent performance, commenced in the third quarter of 2013. Due to the low commodity price environment, Cenovus has deferred new construction spending on phase A. It is expected that the future development of Narrows Lake will benefit from the existing infrastructure and resources at Christina Lake, which is expected to lower overall costs.

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Telephone Lake

Cenovus’s 100 percent owned Telephone Lake property is located in the Borealis Region in northeastern Alberta, approximately 90 kilometers northeast of Fort McMurray.

Cenovus received approval from the Alberta Energy Regulatory (“AER”) in late 2014 for a SAGD project with initial production capacity of 90,000 barrels per day.

Athabasca Gas

Cenovus produces natural gas from the Cold Lake Air Weapons Range and several surrounding landholdings located in northeastern Alberta. Cenovus holds surface access and natural gas rights for exploration, development and transportation from areas within the Cold Lake Air Weapons Range that were granted by the governments of Canada and Alberta. The majority of the Corporation’s natural gas production in the area is processed through compression facilities, wholly owned and operated by Cenovus.

Natural gas production continues to be impacted by the AER’s decisions made between 2003 and 2015 to shut-in natural gas production from the McMurray, Wabiskaw and Clearwater formations that may put the recovery of bitumen resources in the area at risk. This resulted in a decrease in the Corporation’s annualized natural gas production of approximately 12.1 million cubic feet per day in 2017 (2016 - 13 million cubic feet per day). The Alberta Department of Energy has provided a 10 year royalty credit which can equal up to 50 percent of lost cash flows to help offset the impact of the shut-in wells. This royalty credit fluctuates with the price of natural gas.

Capital Investment

Oil Sands capital investment reflects Cenovus’s 50 percent ownership of FCCL prior to May 17, 2017, and 100 percent ownership after that date. In 2017, the Corporation’s Oil Sands capital investment was $973 million, primarily related to sustaining existing production, construction of Christina Lake phase G expansion and stratigraphic test wells.

•

Capital at Foster Creek was focused on sustaining capital related to existing production and the drilling of stratigraphic test wells to determine pad placement for sustaining well pads and near-term phase expansions.

•

Capital at Christina Lake was focused on sustaining capital related to existing production, construction of the phase G expansion and the drilling of stratigraphic test wells to determine pad placement for sustaining well pads and near-term phase expansions.

•	Capital at Narrows Lake was focused on stratigraphic test wells to further progress the project and equipment preservation related to the suspension of construction.

•	Capital at Telephone Lake was focused on seismic and stratigraphic test well programs.

2018 capital spending is forecast to be between $1,040 and $1,155 million and is expected to continue to be focused on sustaining current production levels from existing oil sands facilities and construction at Christina Lake phase G.

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DEEP BASIN

On May 17, 2017, Cenovus acquired the majority of ConocoPhillips’ western Canadian conventional crude oil and natural gas assets including undeveloped land, exploration and production assets, and related infrastructure in Alberta and British Columbia. Cenovus’s Deep Basin Assets include approximately three million net acres of land primarily in the Elmworth-Wapiti, Kaybob-Edson, and Clearwater operating areas, with an average 70 percent working interest. In addition, the Deep Basin Assets include interests in numerous natural gas processing plants with an estimated net processing capacity of 1.4 Bcf per day. The Deep Basin Assets are expected to provide short-cycle development opportunities with high return potential that complement Cenovus’s long-term oil sands development. Deep Basin production is expected to provide an economic hedge for the natural gas required as a fuel source at both the Corporation’s oil sands and refining operations, as well as NGLs that could potentially be used as inputs for future solvent aided oil sands projects.

Cenovus’s priority continues to be the safe and efficient integration of the Deep Basin Assets. The Corporation is committed to ensuring strong stakeholder and community relations as it establishes itself as a new operator in the Deep Basin area.

The Corporation is currently marketing a package of non-core assets in the Deep Basin to further streamline its asset portfolio and reduce leverage.

Elmworth-Wapiti

Cenovus is one of the largest operators and producers in the Elmworth-Wapiti area, located in northwest Alberta and northeast British Columbia. As of December 31, 2017, Cenovus held leasehold rights of 1.2 million net acres in this area.

The Elmworth-Wapiti area provides production potential from more than 10 formations, with the most prospective being the Montney, Falher and Dunvegan. It is a mature area that was historically developed with conventional vertical well technology. Cenovus has shifted to horizontal drilling in its development programs with a view to unlock the vast resource potential in the tight sand plays.

The primary processing facility in the area is the Cenovus-operated Elmworth plant. The Corporation holds significant working interests in five other major natural gas processing facilities in the region. In 2017, Cenovus’s net production in Elmworth-Wapiti averaged 27,868 barrels of oil equivalent per day.

Kaybob-Edson

As of December 31, 2017, Cenovus held leasehold rights of 700,000 net acres in the Kaybob-Edson area, which is situated in west-central Alberta. Target development is in the Triassic and Lower Cretaceous formations where successful industry drilling has proven the resource potential of the offsetting Cenovus acreage. In the Kaybob-Edson area, natural gas processing is primarily controlled by midstream operators and other oil and gas companies.

Cenovus has secured longer term contracts to manage both existing base and new-development volumes. Additionally, Cenovus operates natural gas processing facilities in the area, including the Peco and Wolf plants. Net production in Kaybob-Edson averaged 24,819 barrels of oil equivalent per day in 2017.

Clearwater

The Clearwater area is situated in west-central Alberta, south of Kaybob-Edson. As of December 31, 2017, Cenovus held leasehold rights of 800,000 net acres. Cenovus’s assets in the Clearwater area are characterized by multi-horizon, Cretaceous and Jurassic reservoirs at depths ranging from 1,900 meters to 3,000 meters, all with high NGL content for a predominantly gas prone area. This is a mature area historically developed with conventional vertical well technology, providing Cenovus with a series of low risk horizontal drilling development programs. Cenovus operates natural gas processing facilities in the area, including the Sand Creek and Alder plants. Average net production was 20,805 barrels of oil equivalent per day in 2017.

Capital Investment

In 2017, capital investment of $225 million focused on developing all three operating areas including drilling 24 net horizontal wells and participating in drilling four non-operated net horizontal wells targeting liquids-rich natural gas in 2017. Twenty net wells were completed and 14 net wells started production. The Elmworth-Wapiti operating area focused on drilling nine net horizontal production wells within the Falher and Montney plays with five net completions. The Kaybob-Edson operating area focused on drilling seven net horizontal production wells within the Spirit River group and five net completions. The Clearwater operating area focused on drilling 12 net horizontal production wells within the Spirit River group and 10 net completions.

In 2018, Deep Basin capital investment is forecast to be between $175 million and $195 million.

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REFINING AND MARKETING

Cenovus’s Refining and Marketing segment includes its U.S. refining non-operator ownership interests and operations involved in coordination of Cenovus’s marketing and transportation initiatives to optimize the value received for its products.

Refining

The refining interests allow Cenovus to capture the value from crude oil production through to refined products, such as diesel, gasoline and jet fuel, to partially mitigate volatility associated with regional North American light/heavy crude oil price differential fluctuations.

Through WRB, Cenovus has a 50 percent ownership interest in both the Wood River and Borger refineries located in Roxana, Illinois and Borger, Texas, respectively. Phillips 66, an unrelated U.S. public company, is the operator and managing partner of WRB. WRB has a management committee, which is composed of three Cenovus representatives and three Phillips 66 representatives, with each company holding equal voting rights. The refineries have a combined stated processing capacity of approximately 460,000 gross barrels per day of crude oil, including heavy crude oil processing capability of up to 255,000 gross barrels per day. In addition, the Borger Refinery has an NGL fractionation facility with a capacity of 45,000 gross barrels per day.

The following table summarizes the key operational results for the refineries in the periods indicated:

Refinery Operations(1)	2017	2016
Crude Oil Capacity (Mbbls/d)	460	460
Crude Oil Runs (Mbbls/d)	442	444
Heavy Oil	202	233
Light & Medium Oil	240	211
Crude Utilization (%)	96	97
Refined Products (Mbbls/d)
Gasoline	238	236
Distillates	149	146
Other	83	90
Total	470	471

(1)	Represents 100 percent of Wood River and Borger Refinery operations.

Wood River Refinery

Wood River Refinery ranks in the top 10 percent of approximately 150 refineries in the U.S., based on total crude oil capacity. It is located in Roxana, Illinois, approximately 25 kilometers northeast of St. Louis, Missouri. Wood River Refinery processes light low-sulphur and heavy high-sulphur crude oil that it receives from North American crude oil pipelines to produce gasoline, diesel and jet fuel, petrochemical feedstock as well as coke and asphalt. The gasoline and diesel are transported via pipelines to markets in the upper U.S. Midwest. Other products are transported via pipeline, truck, barge and railcar to various markets.

Wood River Refinery’s stated crude oil processing capacity for 2017 was 314,000 gross barrels per day, and was unchanged from 2016. Since completing coker construction and start-up of the coker and refinery expansion project, Wood River Refinery increased its total Canadian heavy crude oil processing capacity to 220,000 gross barrels per day. In 2017, approximately 60 percent of the crude oil processed at Wood River Refinery consisted of Canadian heavy crude oil, including a significant proportion of high acid crudes.

Borger Refinery

Borger Refinery is located in Borger, Texas, approximately 80 kilometers north of Amarillo, Texas. Borger Refinery processes mainly medium and heavy high-sulphur crude oil, and NGLs that it receives from North American pipeline systems to produce gasoline, diesel and jet fuel along with

NGLs and solvents. The refined products are transported via pipelines to markets in Texas, New Mexico, Colorado and the U.S. Mid-Continent.

Borger Refinery’s stated oil processing capacity for 2017 was 146,000 gross barrels per day, including 35,000 gross barrels per day of heavy crude oil. Borger Refinery also has an NGL fractionation facility with stated capacity of 45,000 gross barrels per day. The stated processing capacity is unchanged from 2016.

Marketing

Cenovus’s marketing activities are focused on optimizing netbacks of its production and asset base across crude oil, condensate, natural gas, and NGLs.

As part of managing market risk arising from optimization activities, Cenovus enters into financial transactions. Details of these transactions in 2017 are provided in the notes to the Corporation’s annual audited Consolidated Financial Statements for the year ended December 31, 2017.

Transportation

Cenovus continues to focus on near, mid, and long-term strategies to optimize netbacks for its production. As at December 31, 2017, Cenovus has entered into various transportation and storage commitments totaling $18.3 billion, $8.8 billion of which relate to pipelines that are in approval or construction phases but are not yet in service. The Corporation’s portfolio of transportation commitments includes feeder pipelines from its

Cenovus Energy Inc.	10 2017 Annual Information Form

production areas to the major Alberta trade centres and major pipelines to markets downstream of these centres. Other transportation commitments are primarily related to diluent supply, railcar transportation as well as tankage and terminalling of both crude oil blend and condensate volumes. Cenovus’s transportation portfolio also includes a crude-by-rail terminal located at Bruderheim, Alberta.

CONVENTIONAL (DISCONTINUED OPERATIONS)

Cenovus’s Conventional segment has been reported as a discontinued operation. In late 2017 and early 2018, Cenovus divested its legacy assets in the Conventional segment for gross cash proceeds totaling approximately $3.7 billion.

In the third quarter, the Pelican Lake heavy oil assets, including the adjacent Grand Rapids project, were sold for gross cash proceeds of $975 million. In the fourth quarter, the Palliser crude oil and natural gas assets in southeastern Alberta were sold for gross cash proceeds of $1.3 million and the Weyburn CO2 EOR project was sold for gross cash proceeds of $940 million. On January 5, 2018, a transaction to dispose of the Suffield crude oil and natural gas assets closed for gross cash proceeds of $512 million.

Capital Investment

In 2017, the Corporation’s Conventional capital investment was $206 million, primarily related to sustaining capital, the purchase of CO2 at Weyburn, and tight oil drilling opportunities in southern Alberta. The drilling program was wound down early in the third quarter due to the pending sale of these assets.

COMPETITIVE AND ENVIRONMENTAL CONSIDERATIONS

All aspects of the oil and gas industry are highly competitive. For further information on the competitive conditions affecting Cenovus, refer to the section entitled “Risk Management and Risk Factors – Operational Considerations” in the Corporation’s annual 2017 MD&A, which section of the MD&A is incorporated by reference into this AIF.

Cenovus’s operations are subject to laws and regulations concerning environmental and public safety protection, including those relating to the handling, offering to transport and transport of hazardous materials. These laws and regulations generally require the Corporation to prevent adverse impacts, and remove or remedy the effect of its activities on the environment at present and former operating sites, including dismantling production facilities and remediating damage caused by the use or release of specified substances. For a discussion of the risks associated with this uncertainty, see the section entitled “Risk Management and Risk Factors – Significant Risk Factors” in the Corporation’s annual 2017 MD&A, which section of the MD&A is incorporated by reference into this AIF.

CORPORATE RESPONSIBILITY POLICIES

Cenovus has established policies and practices relating to the conduct of business in a safe, healthy, ethical, legal and environmentally, socially and fiscally responsible manner. Cenovus’s commitment in these areas is reflected in two key policies, Cenovus’s Code of Business Conduct & Ethics (the “Code”) and Corporate Responsibility Policy (the “CR Policy”). These policies apply to directors and all employees, as well as contractors and suppliers who conduct activities for, or on behalf of, Cenovus. Individuals subject to both policies are accountable for applying them to their own conduct and work. Each employee and director is also asked to regularly review the policies to confirm they understand their individual responsibilities and that they conform to the requirements of both policies.

The Code addresses the identification and management of ethical situations and provides guidance in making ethical business decisions. The Code specifically references the following matters: (a) compliance with laws and regulations; (b) corporate opportunities; (c) conflict of interests; (d) fraud and other similar irregular activities; (e) confidentiality and disclosure; (f) safety, environmental and corporate responsibility; (g) acceptable uses of Cenovus’s systems and assets; (h) inducements and gifts; (i) political and lobbying activities; (j) fair dealing; (k) acquisition and supply of goods and services; (l) books and records accuracy; (m) accounting, auditing or disclosure concerns; and (n) human rights and harassment.

The CR Policy addresses Cenovus business conduct to help ensure the Corporation’s activities are undertaken in a responsible, transparent and respectful manner and in compliance with all applicable laws, regulations and industry standards in the jurisdictions in which Cenovus operates. The CR Policy specifically references the following matters: (a) leadership; (b) corporate governance and business practices; (c) people; (d) environmental performance; (e) stakeholder and Aboriginal engagement; and (f) community involvement and investment.

With respect to the environment specifically, the CR Policy provides that Cenovus recognizes the importance of: integrating an environmental perspective into Cenovus’s business activities; applying risk management throughout its operations to mitigate environmental impact; and pursuing improvements in environmental performance through technology investment and other means.

With respect to social aspects, the CR Policy provides that Cenovus recognizes the importance of: conducting its business with respect and care for the people and communities affected by its activities, noting the company’s commitment to safety and support for the principles of the Universal Declaration of Human Rights; engaging stakeholders, including Aboriginal communities, in a manner based on honesty, trust and respect; and developing and maintaining positive relationships

Cenovus Energy Inc.	11 2017 Annual Information Form

with the communities within which the company operates by, among other means, striving to provide economic and social development opportunities and community investment programs that facilitate capacity-building opportunities.

In addition to the Code and CR Policy, Cenovus has established other policies and practices that in some instances relate to environmental and or social aspects of Cenovus’s business. Stakeholders, employees and contractors are encouraged to report any business conduct concerns, including violations of legislation and or any Cenovus policy, through the company’s anonymous Integrity Helpline. Employees and contractors may also report any such concerns to their supervisor, a human resources business partner, or a member of an investigations committee.

The aforementioned policies are accessible on the Corporation’s website at cenovus.com, as is Cenovus’s Corporate Responsibility Report (“CR Report”). The CR Report is published annually to detail the company’s management efforts and performance across the above noted areas within Cenovus’s CR Policy, as well as other environment, social and governance topics that are important to its stakeholders.

EMPLOYEES

The following table summarizes Cenovus’s full-time equivalent (“FTE”) employees as at December 31, 2017:

FTE Employees
Upstream	1,901
Downstream	79
Corporate	902
Total	2,882

Cenovus also engages a number of contractors and service providers. Refer to the section entitled “Risk Management and Risk Factors” in the Corporation’s annual 2017 MD&A, which section of the MD&A is incorporated by reference into this AIF, for further information on employee and other workforce related risks affecting Cenovus.

FOREIGN OPERATIONS

Cenovus, and its reportable segments, are not dependent upon foreign operations outside North America. As a result, the Corporation’s exposure to risks and uncertainties in countries considered politically and economically unstable is limited. Any future operations outside North America may be adversely affected by changes in government policy, social instability or other political or economic developments which are not within Cenovus’s control, including the expropriation of property, the cancellation or modification of contract rights and restrictions on repatriation of cash. Refer to the section entitled “Risk Management and Risk Factors” in the Corporation’s annual 2017 MD&A, which section of the MD&A is incorporated by reference into this AIF, for information on foreign exchange rate matters affecting Cenovus.

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RESERVES DATA AND OTHER OIL AND GAS INFORMATION

As a Canadian issuer, Cenovus is subject to the reporting requirements of Canadian securities regulatory authorities, including the reporting of the Corporation’s reserves in accordance with NI 51-101.

The Corporation’s reserves are located in Alberta and British Columbia, Canada. Cenovus retained two independent qualified reserves evaluators (“IQREs”), McDaniel & Associates Consultants Ltd. (“McDaniel”) and GLJ Petroleum Consultants Ltd. (“GLJ”), to evaluate and prepare reports on 100 percent of its bitumen, heavy oil, light and medium oil, conventional natural gas, shale gas and NGLs proved and probable reserves. McDaniel evaluated approximately 92 percent of Cenovus’s proved reserves, all located in Alberta, and GLJ evaluated approximately eight percent of the Corporation’s proved reserves, located in Alberta and British Columbia.

The reserves committee (the “Reserves Committee”) of Cenovus’s board of directors (the “Board”), composed of independent directors, reviews the qualifications and appointment of the IQREs, the procedures relating to the disclosure of information with respect to oil and gas activities and the procedures for providing information to the IQREs. The Reserves Committee meets independently with the management of Cenovus (“Management”) and each IQRE to determine whether any restrictions affect the ability of the IQREs to report on the reserves data without reservation. In addition, the Reserves Committee reviews the reserves data and the report of the IQREs and provides a recommendation regarding approval of the reserves disclosure to the Board.

Cenovus’s bitumen reserves will be recovered and produced using SAGD technology. SAGD involves injecting steam into horizontal wells drilled into the bitumen formation and recovering heated bitumen and water from producing wells located below the injection wells. This technique has a surface footprint comparable to conventional oil production. Cenovus has no bitumen reserves that require mining techniques to recover the bitumen.

Classifications of reserves as proved or probable are only attempts to define the degree of certainty associated with the estimates. There are numerous uncertainties inherent in estimating quantities of petroleum reserves. It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves. There is no assurance that the forecast prices and costs assumptions will be attained and variances could be material. Readers should review the definitions and information contained in “Additional Notes to Reserves Data Tables”, “Definitions” and “Pricing Assumptions” in conjunction with the reserves disclosure. The reserves estimates provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual reserves may be greater than or less than the estimates disclosed. See the section entitled “Risk Management and Risk Factors” in the Corporation’s annual 2017 MD&A, which section of the MD&A is incorporated by reference into this AIF, for additional information.

The reserves data and other oil and gas information contained in this AIF is dated February 14, 2018, with an effective date of December 31, 2017. McDaniel’s preparation date of the information is January 12, 2018 and GLJ’s preparation date is January 12, 2018.

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DISCLOSURE OF RESERVES DATA

The reserves data presented summarizes the Corporation’s bitumen, heavy oil, light and medium oil, NGLs conventional natural gas and shale gas, and total reserves and the net present values (“NPV”) and future net revenue (“FNR”) for these reserves. The reserves data uses forecast prices and costs prior to provision for interest, G&A expenses or the impact of any hedging activities. Estimates of FNR have been presented on a before and after income tax basis.

Summary of Company Interest Oil and Gas Reserves as at December 31, 2017

(Forecast prices and inflation)

Before Royalties(1)(2)	Bitumen(3) (MMbbls)	NGLs(4) (MMbbls)	Conventional Natural Gas (Bcf)	Shale Gas (Bcf)	Total (MMBOE)
Proved Reserves
Developed Producing	731	81	1,568	63	1,084
Developed Non-Producing	106	1	27	3	112
Undeveloped	3,928	34	232	217	4,036
Proved Reserves	4,765	116	1,827	283	5,232
Probable Reserves	1,645	74	860	285	1,910
Proved plus Probable Reserves	6,410	190	2,687	568	7,142

After Royalties(2)(5)	Bitumen(3) (MMbbls)	NGLs(4) (MMbbls)	Conventional Natural Gas (Bcf)	Shale Gas (Bcf)	Total (MMBOE)
Proved Reserves
Developed Producing	569	66	1,460	62	888
Developed Non-Producing	81	1	25	2	87
Undeveloped	2,939	29	213	199	3,038
Proved Reserves	3,589	96	1,698	263	4,013
Probable Reserves	1,203	62	784	253	1,436
Proved plus Probable Reserves	4,792	158	2,482	516	5,449

(1)	Before royalties excludes royalty interest reserves.
(2)	Includes reserves associated with the Suffield asset sold January 5, 2018, representing before royalties 69 MMBOE and 82 MMBOE on a proved and proved plus probable basis, respectively.
(3)	Includes non-material heavy oil representing less than 1% of total bitumen on a proved plus probable basis.
(4)	Includes non-material light and medium oil representing 10% of total NGLs on a proved plus probable basis.
(5)	Includes royalty interest reserves.

Summary of Net Present Value of Future Net Revenue as at December 31, 2017

(Forecast prices and inflation)

	Discounted at %/year ($ millions)					Unit Value Discounted at 10%(2)
Before Income Taxes(1)	0%	5%	10%	15%	20%	$/BOE
Proved Reserves
Developed Producing	17,222	16,886	14,800	13,007	11,574	16.66
Developed Non-Producing	2,863	2,137	1,647	1,305	1,058	18.99
Undeveloped	114,532	49,376	24,933	14,108	8,650	8.21
Proved Reserves	134,617	68,399	41,380	28,420	21,282	10.31
Probable Reserves	57,861	20,640	9,362	5,228	3,390	6.52
Proved plus Probable Reserves	192,478	89,039	50,742	33,648	24,672	9.31

	Discounted at %/year ($ millions)
After Income Taxes(1)(3)	0%	5%	10%	15%	20%
Proved Reserves
Developed Producing	13,132	13,239	11,727	10,344	9,214
Developed Non-Producing	2,141	1,601	1,237	982	798
Undeveloped	84,124	36,176	18,121	10,161	6,172
Proved Reserves	99,397	51,016	31,085	21,487	16,184
Probable Reserves	42,021	15,124	6,932	3,915	2,564
Proved plus Probable Reserves	141,418	66,140	38,017	25,402	18,748

(1)	Includes non-material FNR associated with the Suffield assets sold January 5, 2018.
(2)	Unit values have been calculated using Company Interest After Royalties reserves.
(3)	Values are calculated by considering existing tax pools and tax circumstances for Cenovus and its subsidiaries in the consolidated evaluation of Cenovus’s oil and gas properties, and take into account current federal and provincial tax regulations. Values do not represent an estimate of the value at the business entity level, which may be significantly different. For information at the business entity level, please see the Corporation’s Consolidated Financial Statements and MD&A for the year ended December 31, 2017.

Cenovus Energy Inc.	14 2017 Annual Information Form

Total Future Net Revenue (undiscounted) as at December 31, 2017

(Forecast prices and inflation - $ millions)

Reserves Category	Revenue	Royalties	Operating Costs	Development Costs	Total Abandonment and Reclamation Costs(1)	Future Net Revenue Before Future Income Taxes	Future Income Taxes	Future Net Revenue After Future Income Taxes
Proved Reserves	325,331	80,488	72,950	30,195	7,082	134,617	35,220	99,397
Proved plus Probable Reserves	460,838	115,928	98,788	45,608	8,037	192,478	51,060	141,418

(1)	Total abandonment and reclamation costs included for all wells, facilities and other liabilities, known and existing, and to be incurred as a result of future development activity.

Future Net Revenue by Product Type as at December 31, 2017

(Forecast prices and inflation)

Reserves Category	Product Types	Future Net Revenue Before Income Taxes (discounted at 10%/year) ($ millions)	Unit Value Discounted at 10%/year(1) ($/BOE)
Proved Reserves	Bitumen(2)	38,654	10.77
	Light and Medium Oil(3)	86	4.94
	Conventional Natural Gas(4)	1,922	5.72
	Shale Gas(4)	718	10.22
	Total	41,380	10.31
Proved plus	Bitumen(2)	46,401	9.68
Probable Reserves	Light and Medium Oil(3)	172	6.42
	Conventional Natural Gas(4)	2,824	5.76
	Shale Gas(4)	1,345	9.61
	Total	50,742	9.31

(1)	Unit values have been calculated using Company Interest After Royalties reserves.
(2)	Includes non-material heavy oil.
(3)	Includes solution gas and other byproducts.
(4)	Includes byproducts, but excludes solution gas.

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Additional Notes to Reserves Data Tables

•	The estimates of FNR presented do not represent fair market value.

•	FNR from reserves excludes cash flows related to Cenovus’s risk management activities.

•	For disclosure purposes, Cenovus has included heavy oil with bitumen and light and medium oil with NGLs, as the reserves of heavy oil and light and medium oil are not material.

•

In accordance with NI 51-101, NPV and FNR amounts presented include all of Cenovus’s existing estimated abandonment and reclamation costs, plus all forecast estimates of abandonment and reclamation costs attributable to future development activity associated with the reserves.

•	BOE estimates may not sum due to rounding.

Definitions

1.	After Royalties means volumes after deduction of royalties and includes royalty interest reserves.

2.	Before Royalties means volumes before deduction of royalties and excludes royalty interest reserves.

3.	Company Interest means, in relation to production, reserves, resources and property, the interest (operating or non-operating) held by Cenovus.

4.	Gross means: (a) in relation to wells, the total number of wells in which Cenovus has an interest; and (b) in relation to properties, the total acreage of properties in which Cenovus has an interest.

5.

Net means: (a) in relation to wells, the number of wells obtained by aggregating Cenovus’s working interest in each of its gross wells; and (b) in relation to Cenovus’s interest in a property, the total acreage in which it has an interest multiplied by its working interest.

6.

Reserves are estimated remaining quantities of crude oil and natural gas and related substances anticipated to be recoverable from known accumulations, as of a given date, based on analysis of drilling, geological, geophysical and engineering data, the use of established technology and specified economic conditions, which are generally accepted as being reasonable, and are disclosed later in this AIF.

Reserves are classified according to the degree of certainty associated with the estimates:

•

Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

•

Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Each of the reserves categories may be divided into developed and undeveloped categories:

•

Developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g. when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided as follows:

¡	Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

¡	Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

•

Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (e.g. when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable) to which they are assigned.

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Pricing Assumptions

The forecast of prices, inflation and exchange rate provided in the table below is computed using the average of forecasts (“IQRE Average Forecast”) by McDaniel, GLJ and Sproule Associates Limited (“Sproule”) and is used to estimate FNR associated with the reserves disclosed herein. The IQRE Average Forecast is dated January 1, 2018. The inflation forecast was applied uniformly to prices beyond the forecast interval, and to all future costs. For historical prices realized during 2017, see “Production History” in this AIF.

	Oil and Liquids				Natural Gas
Year	WTI Cushing Oklahoma (US$/bbl)	Edmonton Par Price 40 API (C$/bbl)	Western Canadian Select (C$/bbl)	Edmonton C5+ (C$/bbl)	AECO Gas Price (C$/MMBtu)	Inflation Rate (%/year)	Exchange Rate (US$/C$)
2018	57.50	68.60	50.61	72.41	2.43	0.0	0.790
2019	60.90	72.02	56.59	74.90	2.77	2.0	0.800
2020	64.13	74.48	60.86	77.07	3.19	2.0	0.817
2021	68.33	78.60	64.56	81.07	3.48	2.0	0.828
2022	71.19	80.84	66.63	83.32	3.67	2.0	0.840
2023	73.15	82.83	68.49	85.35	3.76	2.0	0.843
2024	75.16	85.17	70.63	87.75	3.85	2.0	0.843
2025	77.17	87.53	72.79	90.13	3.93	2.0	0.843
2026	79.01	89.66	74.72	92.32	4.02	2.0	0.843
2027	80.60	91.49	76.31	94.21	4.10	2.0	0.843
2028	82.20	93.31	77.84	96.11	4.19	2.0	0.843
2029+	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	2.0	0.843

Future Development Costs

The following table outlines undiscounted future development costs deducted in the estimation of FNR for the years indicated:

Reserves Category ($ millions)	2018	2019	2020	2021	2022	Remainder	Total
Proved Reserves	737	1,030	880	1,118	1,523	24,907	30,195
Proved plus Probable Reserves	845	1,019	1,019	1,272	1,768	39,685	45,608

Cenovus believes that existing cash balances, internally generated cash flows, existing credit facilities, management of its asset portfolio and access to capital markets will be sufficient to fund the Corporation’s future development costs. However, there can be no guarantee that the necessary funds will be available or that Cenovus will allocate funding to develop all of its reserves. Failure to develop those reserves would have a negative impact on the Corporation’s FNR.

The interest or other costs of external funding are not included in the reserves and FNR estimates and would reduce FNR depending upon the funding sources utilized. Cenovus does not believe that interest or other funding costs would make development of any property uneconomic.

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Reserves Reconciliation

The following tables provide a reconciliation of Cenovus’s Company Interest Before Royalties reserves for bitumen, heavy oil, light and medium oil, NGLs, conventional natural gas and shale gas for year ended December 31, 2017, presented using forecast prices and inflation. All reserves are located in Canada.

Proved	Bitumen (MMbbls)	Heavy Oil (MMbbls)	Light & Medium Oil (MMbbls)	NGLs (MMbbls)	Conventional Natural Gas(1) (Bcf)	Shale Gas (Bcf)	Total (MMBOE)
As at December 31, 2016	2,343	114	99	2	652	-	2,667
Extensions and Improved Recovery	141	-	-	1	35	-	148
Discoveries	-	2	-	-	-	-	2
Technical Revisions	28	2	-	-	86	-	43
Economic Factors	-	-	-	-	-	-	-
Acquisitions	2,345	-	14	108	1,557	289	2,775
Dispositions	-	(95)	(90)	(2)	(266)	-	(231)
Production	(107)	(8)	(10)	(6)	(237)	(6)	(172)
As at December 31, 2017	4,750	15	13	103	1,827	283	5,232

Probable	Bitumen (MMbbls)	Heavy Oil (MMbbls)	Light & Medium Oil (MMbbls)	NGLs (MMbbls)	Conventional Natural Gas(1) (Bcf)	Shale Gas (Bcf)	Total (MMBOE)
As at December 31, 2016	976	75	43	1	212	-	1,130
Extensions and Improved Recovery	(141)	-	-	3	21	15	(132)
Discoveries	-	7	-	-	-	-	7
Technical Revisions	(10)	-	-	-	(3)	-	(10)
Economic Factors	-	-	-	-	-	-	-
Acquisitions	887	-	6	65	748	270	1,128
Dispositions	(79)	(70)	(43)	(1)	(118)	-	(213)
Production	-	-	-	-	-	-	-
As at December 31, 2017	1,633	12	6	68	860	285	1,910

Proved plus Probable	Bitumen (MMbbls)	Heavy Oil (MMbbls)	Light & Medium Oil (MMbbls)	NGLs (MMbbls)	Conventional Natural Gas(1) (Bcf)	Shale Gas (Bcf)	Total (MMBOE)
As at December 31, 2016	3,319	189	142	3	864	-	3,797
Extensions and Improved Recovery	-	-	-	4	56	15	16
Discoveries	-	9	-	-	-	-	9
Technical Revisions	18	2	-	-	83	-	33
Economic Factors	-	-	-	-	-	-	-
Acquisitions	3,232	-	20	173	2,305	559	3,903
Dispositions	(79)	(165)	(133)	(3)	(384)	-	(444)
Production	(107)	(8)	(10)	(6)	(237)	(6)	(172)
As at December 31, 2017	6,383	27	19	171	2,687	568	7,142

(1)	Includes CBM as at December 31, 2016. No CBM remains at December 31, 2017 due to dispositions.
(2)	Production used for the reserves reconciliation differs from publicly reported production. In accordance with NI 51-101, Company Interest Before Royalties production used for the reserves reconciliation above includes Cenovus’s share of gas volumes provided to FCCL for steam generation, but does not include royalty interest production.

Proved bitumen reserves increased by approximately 103 percent, primarily due to the acquisition of the remaining 50 percent working interest in FCCL, and also as a result of AER approved area expansions and improved reservoir performance at Foster Creek and Narrows Lake.

Proved plus probable bitumen reserves grew 92 percent due to the acquisition of the remaining 50 percent working interest in FCCL, partially offset by the Grand Rapids disposition.

Heavy oil proved and proved plus probable reserves decreased by approximately 87 percent and 86 percent, respectively, due to the Pelican Lake divestiture, partially offset by the discovery at Marten Hills.

Light and medium oil proved and proved plus probable reserves both decreased by 87 percent. The decrease is primarily attributed to the divestiture of both the Palliser and Weyburn assets, partially offset by the acquisition of the Deep Basin Assets.

The Deep Basin Assets acquisition increased Cenovus’s proved and proved plus probable NGL reserves by 101 MMbbls and 168 MMbbls, respectively.

Proved conventional natural gas reserves increased by 1,175 Bcf as the Deep Basin Assets acquisition and positive technical revisions were partially offset by the Palliser disposition. Proved plus probable conventional natural gas reserves grew 1,823 Bcf.

Cenovus’s Deep Basin Assets acquisition added proved and proved plus probable Shale Gas reserves of 283 Bcf and 568 Bcf, respectively.

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Undeveloped Reserves

Proved and probable undeveloped reserves have been estimated by the IQREs in accordance with procedures and standards contained in the Canadian Oil and Gas Evaluation Handbook. In general, proved undeveloped reserves are scheduled to be developed within the next one to 50 years.

The asset transactions of 2017 shifted the portfolio mix of reported product types. The undeveloped tables presented here reflect the product type groups reported above, specifically, bitumen includes heavy oil, NGLs includes light and medium oil and conventional natural gas includes CBM, for the years 2015, 2016, 2017 and for the period prior to 2015. The 2017 dispositions and the early 2018 disposition of the Suffield property ensure that heavy oil, light and medium oil and CBM reserves are no longer material to the Company.

Company Interest Proved Undeveloped – Before Royalties
	Bitumen (MMbbls)		NGLs (MMbbls)		Conventional Natural Gas (Bcf)		Shale Gas (Bcf)		Total (MMBOE)
	First Attributed	Total at Year-End	First Attributed	Total at Year-End	First Attributed	Total at Year-End	First Attributed	Total at Year-End	First Attributed	Total at Year-End
Prior	2,137	1,772	70	21	304	4	-	-	2,258	1,794
2015	238	1,890	1	19	1	4	-	-	239	1,910
2016	185	2,020	-	15	-	5	-	-	185	2,036
2017	2,051	3,928	34	34	232	232	217	217	2,159	4,036
Company Interest Probable Undeveloped – Before Royalties
	Bitumen (MMbbls)		NGLs (MMbbls)		Conventional Natural Gas (Bcf)		Shale Gas (Bcf)		Total (MMBOE)
	First Attributed	Total at Year-End	First Attributed	Total at Year-End	First Attributed	Total at Year-End	First Attributed	Total at Year-End	First Attributed	Total at Year-End
Prior	2,020	1,369	43	15	61	11	-	-	2,073	1,386
2015	1	1,126	1	14	2	8	-	-	2	1,141
2016	10	981	-	15	-	9	-	-	10	998
2017	771	1,550	47	47	379	379	261	261	925	1,704

DEVELOPMENT OF PROVED AND PROBABLE UNDEVELOPED RESERVES

Bitumen

At the end of 2017, Cenovus had proved undeveloped bitumen reserves of 3,926 million barrels Before Royalties, or approximately 83 percent of the Corporation’s proved bitumen reserves. Of Cenovus’s 1,633 million barrels of probable bitumen reserves, 1,543 million barrels, or approximately 94 percent, are undeveloped. The evaluation of these reserves anticipates they will be recovered using SAGD.

Typical SAGD project development involves the initial installation of a steam generation facility, at a cost much greater than drilling a production/injection well pair, and then progressively drilling sufficient SAGD well pairs to fully utilize the available steam.

Bitumen reserves can be classified as proved when there is sufficient stratigraphic drilling to have demonstrated to a high degree of certainty the presence of the bitumen in commercially recoverable volumes. McDaniel’s standard for sufficient drilling in the McMurray formation is a minimum of eight stratigraphic wells per section with 3D seismic, or 16 stratigraphic wells per section with no seismic. Additionally, all requisite legal and regulatory approvals must have been obtained, operator funding approvals must be in place, and a reasonable development timetable must be established. Proved developed bitumen reserves are differentiated from proved undeveloped bitumen reserves by the presence of drilled production/injection well pairs at the reserves estimation effective date. Because a steam plant has a long life relative to well pairs, in the early stages of a SAGD project, only a small portion of proved reserves will be developed as the number of well pairs drilled will be limited by the available steam capacity.

Recognition of probable reserves requires sufficient drilling of stratigraphic wells to establish reservoir suitability for SAGD. Reserves will be classified as probable if the number of wells drilled falls between the stratigraphic well requirements for proved reserves and for probable reserves, or if the reserves are located outside of an approved development plan area, but within an approved project area. McDaniel’s standard for probable reserves is a minimum of four stratigraphic wells per section. If reserves lie outside the approved development area, approval to include those reserves in the development area must be obtained before development drilling of SAGD well pairs can commence.

Development of the proved Foster Creek and Christina Lake undeveloped reserves will take place in an orderly manner as additional well pairs are drilled to utilize the available steam when existing well pairs reach the end of their steam injection phase. Development and capital spending on the proved and probable undeveloped reserves at Narrows Lake continues with the project scheduled to be on stream between 2020 and 2025. The forecast production of Cenovus’s proved bitumen reserves extends approximately 50 years, based on existing facilities. Production of the current proved developed portion is estimated to take approximately 15 years.

Cenovus Energy Inc.	19 2017 Annual Information Form

Conventional Natural Gas, Shale Gas and NGLs

Cenovus’s Deep Basin Assets proved undeveloped and proved plus probable undeveloped reserves are approximately two percent and four percent of the Corporation’s proved and proved plus probable reserves, respectively. Cenovus plans to develop the Deep Basin Assets proved undeveloped reserves over the next five years and proved plus probable undeveloped reserves over the next eight years.

SIGNIFICANT FACTORS OR UNCERTAINTIES AFFECTING RESERVES DATA

The evaluation of reserves is a continuous process that can be significantly impacted by a variety of internal and external influences. Revisions are often required resulting from changes in pricing, economic conditions, regulatory changes, and historical performance. While these factors can be considered and potentially anticipated, certain judgments and assumptions are always required. As new information becomes available, these areas are reviewed and revised accordingly. For a discussion of the risk factors and uncertainties affecting reserves data, see the section entitled “Risk Management and Risk Factors” in the Corporation’s annual 2017 MD&A, which section of the MD&A is incorporated by reference into this AIF.

OTHER OIL AND GAS INFORMATION

Oil and Gas Properties and Wells

The following tables summarize Cenovus’s interests in producing and non-producing wells, as at December 31, 2017:

	Oil		Gas		Total
Producing Wells(1)	Gross	Net	Gross	Net	Gross	Net
Oil Sands(2)	587	587	220	220	807	807
Deep Basin(3)	747	415	4,143	2,908	4,890	3,323
Conventional (Discontinued Operations)	612	607	10,463	10,440	11,075	11,047
Total	1,946	1,609	14,826	13,568	16,772	15,177
(1) Includes wells containing multiple completions as follows: 9,734 gross gas wells (9,713 net wells) and 469 gross oil wells (468 net wells).
(2) All producing Oil Sands wells are located in Alberta.
(3) Includes 4,469 gross producing wells (2,992 net producing wells) located in Alberta; 421 gross producing wells (331 net producing wells) located in British Columbia.
	Oil		Gas		Total
Non-Producing Wells(1)	Gross	Net	Gross	Net	Gross	Net
Oil Sands(2)	162	162	259	240	421	402
Deep Basin(3)	238	168	646	516	884	684
Conventional (Discontinued Operations)	354	346	359	348	713	694
Total	754	676	1,264	1,104	2,018	1,780

(1)	Non-producing wells include wells which are capable of producing, but which are currently not producing. Non-producing wells do not include other types of wells such as stratigraphic test wells, service wells, or wells that have been abandoned.
(2)	All non-producing Oil Sands wells are located in Alberta.
(3)	Includes 860 gross non-producing wells (664 net non-producing wells) located in Alberta; 24 gross non-producing wells (20 net non-producing wells) located in British Columbia.

Cenovus has no material properties with attributed reserves which are capable of producing, but which are not on production.

Exploration and Development Activity

The following tables summarize Cenovus’s gross participation and net interest in wells drilled in 2017(1):

	Oil Sands		Deep Basin		Conventional		Total
Development Wells Drilled	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Oil	286	187	-	-	24	24	310	211
Gas	-	-	38	28	-	-	38	28
Dry & Abandoned	-	-	-	-	-	-	-	-
Total Canada	286	187	38	28	24	24	348	239

(1)	Cenovus did not have any participation or interest in any exploration wells in 2017.

During the year ended December 31, 2017, Oil Sands drilled 220 gross stratigraphic test wells (123 net wells) and Conventional drilled 26 gross stratigraphic test wells (26 net wells). Deep Basin drilled no stratigraphic test wells.

During the year ended December 31, 2017, no service wells were drilled within Oil Sands, Conventional or Deep Basin.

SAGD well pairs are counted as a single oil producing well in the table above.

For all types of wells except stratigraphic test wells, the calculation of the number of wells is based on the number of surface locations. For stratigraphic test wells, the calculation is based on the number of bottomhole locations.

Development activities were focused on sustaining bitumen production at Foster Creek and Christina Lake, and the production of Deep Basin properties.

Cenovus Energy Inc.	20 2017 Annual Information Form

Properties With No Attributed Reserves

Cenovus has approximately 6.3 million gross acres (5.1 million net acres) of properties in Canada to which no reserves have been specifically attributed. For lands in which Cenovus holds multiple leases under the same surface area, both gross and net areas have been counted for each lease. There are currently no work commitments on these properties.

Cenovus has rights to explore, develop, and exploit approximately 74,880 net acres that could potentially expire by December 31, 2018, which relate entirely to Crown and freehold land.

Properties with no attributed reserves include Crown lands where bitumen contingent and prospective resources have been identified and Crown lands where exploration activities to date have not identified potential reserves in commercial quantities. See the section entitled “Risk Management and Risk Factors” in the Corporation’s annual 2017 MD&A, which section of the MD&A is incorporated by reference into this AIF for further discussion of economic and risk factors relevant to Cenovus’s properties with no attributed reserves.

Additional Information Concerning Abandonment and Reclamation Costs

The estimated total future abandonment and reclamation costs for existing wells, facilities, and infrastructure is based on Management’s estimate of costs to remediate, reclaim and abandon wells and facilities having regard to Cenovus’s working interest and the estimated timing of the costs to be incurred in future periods. Cenovus has developed a process to calculate these estimates, which considers applicable regulations, actual and anticipated costs, type and size of the well or facility and the geographic location.

Cenovus has estimated undiscounted future abandonment and reclamation costs for its existing upstream assets of approximately $2,139 million (approximately $712 million, discounted at 10 percent) at December 31, 2017, of which the Corporation expects to pay between $200 million and $250 million in the next three financial years on a portion of the 10,154 net wells. The foregoing excludes abandonment and reclamation costs for the Suffield assets that were sold pursuant to a transaction that closed on January 5, 2018.

Of the undiscounted future abandonment and reclamation costs to be incurred over the life of Cenovus’s proved reserves, approximately $7 billion has been deducted in estimating the FNR, which represents the Corporation’s total existing estimated abandonment and reclamation costs, plus all forecast estimates of abandonment and reclamation costs attributable to future development activity associated with the reserves.

Tax Horizon

In 2018, Cenovus currently expects to incur losses for income tax purposes and recover income taxes paid in prior years. Tax may be payable by the Corporation in 2019.

Costs Incurred

($ millions)	2017
Acquisitions
Unproved	3,372
Proved	15,016
Total Acquisitions	18,388
Exploration Costs	147
Development Costs	1,257
Total Costs Incurred	19,792

Forward Contracts

Cenovus may use financial derivatives to manage its exposure to fluctuations in commodity prices, foreign exchange and interest rates. A description of such instruments is provided in the notes to the Corporation’s annual audited Consolidated Financial Statements for the year ended December 31, 2017.

Cenovus Energy Inc.	21 2017 Annual Information Form

Production Estimates

The following table summarizes the estimated 2018 average daily volume of Company Working Interest Before Royalties reflected in the reserves reports for all properties held on December 31, 2017 using forecast prices and costs, all of which will be produced in Canada. These estimates assume certain activities take place, such as the development of undeveloped reserves, and that there are no divestitures.

2018 Estimated Production Forecast Prices and Costs	Proved	Proved plus Probable
Bitumen (bbls/d)(1)	388,360	406,718
Heavy Oil (bbls/d)	6,645	6,889
Light & Medium Oil (bbls/d)	5,317	5,788
Conventional Natural Gas (MMcf/d)	584	655
Shale Gas (MMcf/d)	37	39
NGLs (bbls/d)	26,989	29,413
Total (BOE/d)	530,781	564,489
(1)	Includes Foster Creek production of 167,801 barrels per day for proved and 173,630 barrels per day for proved plus probable, and Christina Lake production of 220,559 barrels per day for proved and 233,088 barrels per day for proved plus probable.

Production History and Per-Unit Results – Before Royalties

	2017	Q4	Q3	Q2	Q1
Bitumen
Total Production (bbls/d)	292,479	361,363	362,494	261,812	181,501
Foster Creek	124,752	154,784	154,363	107,859	80,866
Christina Lake	167,727	206,579	208,131	153,953	100,635

Sales Price ($/bbl)	41.49	46.08	40.02	39.73	38.08
Royalties ($/bbl)	2.22	3.63	1.60	1.52	1.78
Transportation and blending ($/bbl)	6.33	6.55	6.11	6.68	5.81
Operating expenses ($/bbl)	8.40	8.39	7.58	9.19	8.97
Netback(1)	24.54	27.51	24.73	22.34	21.52
Heavy Oil
Total Production (bbls/d)	21,478	6,675	25,549	26,593	27,277

Sales Price ($/bbl)	48.46	58.93	48.01	46.67	47.77
Royalties ($/bbl)	6.41	3.10	7.04	6.15	7.03
Transportation and blending ($/bbl)	4.44	4.49	5.45	4.48	3.40
Operating expenses ($/bbl)	14.85	20.64	15.50	14.56	12.86
Production and mineral taxes ($/bbl)	0.02	0.05	0.01	0.01	0.02
Netback(1)	22.74	30.65	20.01	21.47	24.46
Light & Medium Oil
Total Production (bbls/d)	28,746	26,101	33,441	30,292	25,089

Sales Price ($/bbl)	56.71	62.61	52.03	57.01	56.84
Royalties ($/bbl)	11.50	12.91	9.71	11.32	12.75
Transportation and blending ($/bbl)	2.74	2.56	2.40	3.33	2.70
Operating expenses ($/bbl)	16.24	16.83	15.92	15.68	16.77
Production and mineral taxes ($/bbl)	1.62	1.74	1.24	1.66	1.95
Netback(1)	24.61	28.57	22.76	25.02	22.67
Conventional Natural Gas(2)
Total Production (bbls/d)	659	795	851	620	363

Sales Price ($/bbl)	2.25	1.92	1.84	2.82	2.99
Royalties ($/bbl)	0.10	0.08	0.07	0.12	0.14
Transportation and blending ($/bbl)	0.20	0.25	0.22	0.16	0.12
Operating expenses ($/bbl)	1.36	1.38	1.36	1.33	1.34
Production and mineral taxes ($/bbl)	0.01	-	0.01	0.01	0.02
Netback(1)	0.58	0.21	0.18	1.20	1.37
NGLs
Total Production (bbls/d)	18,001	28,018	27,571	14,967	1,047

Sales Price ($/bbl)	33.73	38.66	31.10	28.27	48.35
Royalties ($/bbl)	3.44	4.38	2.86	2.54	6.42
Transportation and blending ($/bbl)	2.47	2.80	2.76	1.46	-
Operating expenses ($/bbl)	7.24	6.57	8.71	6.30	-
Netback(1)	20.58	24.91	16.77	17.97	41.93
(1)

Netback is a non-GAAP measure commonly used in the oil and gas industry to assist in measuring operating performance on a per-unit basis. Netback is defined as gross sales less royalties, transportation and blending, operating expenses and production and mineral taxes divided by sales volumes. Netbacks do not reflect non-cash write-downs of product inventory until the inventory is sold. This calculation is consistent with the definition found in the Canadian Oil and Gas Evaluation Handbook. The crude oil sales price, transportation and blending costs, and sales volumes exclude the impact of purchased condensate. Netback does not have a standardized meaning as prescribed by IFRS and therefore is considered a non-GAAP measure. As such, it may not be comparable to similar measures presented by other issuers. This measure has been described and presented in this AIF in order to provide shareholders and potential investors with additional information regarding Cenovus’s liquidity and its ability to generate funds to finance its operations, and to comply with the requirements of NI 51-101. This measure should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. For further information, refer to Cenovus’s most recent MD&A available at cenovus.com. For the reconciliation of the financial components of Netback to the GAAP measure and the sales volumes used in the calculations, see “Netback Reconciliations” in Appendix D.

(2)	Conventional Natural Gas includes CBM and shale gas. Shale gas represents 2.69% of total Conventional Natural Gas.

Cenovus Energy Inc.	22 2017 Annual Information Form

Capital Expenditures, Acquisitions and Divestitures

In 2017, Cenovus had an active program to divest its legacy Conventional assets in order to increase its focus on key assets within the long-range business plan, as well as generate proceeds to deleverage its balance sheet.

In the third quarter of 2017, Cenovus sold its Pelican Lake heavy oil assets, including the adjacent Grand Rapids project, for gross cash proceeds of $975 million. In the fourth quarter of 2017, Cenovus sold its Palliser crude oil and natural gas operations in southern Alberta for gross cash proceeds of $1.3 billion and its Weyburn carbon-dioxide enhanced oil recovery operation in Saskatchewan for gross cash proceeds of $940 million. In the first quarter of 2018, Cenovus also sold its Suffield crude oil and natural gas assets for gross cash proceeds of $512 million.

The following table summarizes Cenovus’s net capital investment for 2017 and 2016:

Net Capital Investment ($ millions)	2017	2016
Capital Investment
Oil Sands
Foster Creek	455	263
Christina Lake	426	282
Total	881	545
Other Oil Sands	92	59
	973	604
Deep Basin(1)	225	-
Refining and Marketing	180	220
Conventional (Discontinued Operations)	206	171
Corporate	77	31
Capital Investment	1,661	1,026
Acquisitions(2)	18,388	11
Divestitures(2)	(3,210)	(8)
Net Acquisition and Divestiture Activity	15,178	3
Net Capital Investment(3)	16,839	1,029
1)	The Deep Basin Assets were acquired on May 17, 2017.
2)	In connection with the Acquisition, Cenovus was deemed to have disposed of its pre-existing interest in FCCL and reacquired it at fair value as required by IFRS 3, which is not reflected in the table above. The carrying value of the pre-existing interest was $9,081 million and the fair value was $11,604 million at May 17, 2017.
3)	Includes expenditures on: property, plant and equipment; exploration and evaluation assets; and assets held for sale.

DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS

The following individuals are directors of Cenovus as at December 31, 2017.

Name and Residence	Director Since(1)	Principal Occupation During the Past Five Years

Susan F. Dabarno(3,4,5) Bracebridge, Ontario, Canada	2017 Independent

Ms. Dabarno is a director of Manulife Financial Corporation. Ms. Dabarno has extensive wealth management and financial expertise and served as Executive Chair of Richardson Partners Financial Limited (“Richardson”), an independent wealth management services firm, from October 2009 to April 2010, and as President and Chief Executive Officer from June 2003 to October 2009. Prior to joining Richardson, she was President and Chief Operating Officer at Merrill Lynch Canada Inc.

Patrick D. Daniel(4,7) Calgary, Alberta, Canada	2009 (Chair) Independent

Mr. Daniel has served as the Chair of Cenovus’s Board since April 2017. He is a director of Canadian Imperial Bank of Commerce; a director of Capital Power Corporation, a publicly traded North American power producer; and Chair of the North American Review Board of American Air Liquide Holdings, Inc., a subsidiary of a publicly traded industrial gases service company. Mr. Daniel served as a director of Enbridge Inc. (“Enbridge”), a publicly traded energy delivery company, from April 2000 to October 2012. During his tenure with Enbridge, he also served as Chief Executive Officer from February 2012 to October 2012, as President & Chief Executive Officer from January 2001 to February 2012 and as President and Chief Operating Officer from September 2000 to January 2001.

Cenovus Energy Inc.	23 2017 Annual Information Form

Name and Residence	Director Since(1)	Principal Occupation During the Past Five Years

Ian W. Delaney(3,4,6) Toronto, Ontario, Canada	2009 Independent

Mr. Delaney is Chairman of The Westaim Corporation, a publicly traded investment company; and Chairman of Ontario Air Ambulance Services Co. (Ornge) a not-for-profit medical air and ground transportation organization. Mr. Delaney served as a director of Sherritt International Corporation (“Sherritt”), a publicly traded diversified natural resource company that produces nickel, cobalt, thermal coal, oil and gas and electricity, from October 1995 to May 2013. During his tenure with Sherritt, he also served as Chairman from November 1995 to May 2004, Executive Chairman from May 2004 to December 2008, Chairman and Chief Executive Officer from January 2009 to December 2011 and Chairman from January 2012 to May 2013. Mr. Delaney also served as Chairman of UrtheCast Corp. (formerly Longford Energy Inc.), a publicly traded video technology development company, from August 2012 to October 2013 and as a director of Dacha Strategic Metals Inc., a publicly traded investment company focused on the acquisition, storage and trading of strategic metals, from November 2012 to September 2014.

Steven F. Leer(2,3,4) Boca Grande, Florida, United States	2015 Independent

Mr. Leer is a lead director of Norfolk Southern Corporation, a publicly traded North American rail transportation provider; non-executive Chairman of the Board of USG Corporation (“USG”), a publicly traded manufacturer and distributor of high performance building systems; and a director of Parsons Corporation, a private engineering, construction, technical, and management services firm. Mr. Leer served as a director of USG from June 2005 to January 2012 and was lead director from January 2012 to November 2016. Mr. Leer also served as Chairman of Arch Coal, Inc. (“Arch Coal”), a publicly traded coal producing company, from April 2006 to April 2014 and served as a director of Arch Coal and its predecessor company from 1992. During his tenure with Arch Coal and its predecessor company, he also served as Chief Executive Officer from July 1992 to April 2012.

Richard J. Marcogliese(4,5,6) Alamo, California, United States	2016 Independent

Mr. Marcogliese is the Principal of iRefine, LLC, a privately owned petroleum refining consulting company; Executive Advisor of Pilko & Associates L.P., a private chemical and energy advisory company; and is presently engaged as an Operations Advisor to NTR Partners III LLC, a private investment company. He served as Operations Advisor to the CEO of Philadelphia Energy Solutions, a partnership between The Carlyle Group and a subsidiary of Energy Transfer Partners, L.P. that operates an oil refining complex on the U.S. Eastern seaboard, from September 2012 to January 2016.

Claude Mongeau(2,4,5) Montreal, Quebec, Canada	2016 Independent

Mr. Mongeau is a director of The Toronto-Dominion Bank and TELUS Corporation. Mr. Mongeau served as a director of Canadian National Railway Company (“CN”), a publicly traded railroad and transportation company, from October 2009 to July 2016 and as President and Chief Executive Officer from January 2010 to June 2016. During his tenure with CN, he also served as Executive Vice-President and Chief Financial Officer from October 2000 until December 2009, and held various increasingly senior positions from the time he joined in 1994. Mr. Mongeau also served as a director of SNC-Lavalin Group Inc. from August 2003 to May 2015 and Chairman of the Board of the Railway Association of Canada.

Cenovus Energy Inc.	24 2017 Annual Information Form

Name and Residence	Director Since(1)	Principal Occupation During the Past Five Years

Alexander J. Pourbaix(8) Calgary, Alberta, Canada	2017

Mr. Pourbaix has served as President & Chief Executive Officer of Cenovus since November 6, 2017 and is a director of Trican Well Service Ltd. Mr. Pourbaix served as Chief Operating Officer of TransCanada Corporation (“TransCanada”), a publicly traded energy infrastructure company, from October 2015 to April 2017. During his tenure with TransCanada, he also served as Executive Vice-President and President, Development from March 2014 to September 2015 and President, Energy & Oil Pipelines from July 2010 to February 2014, and held various increasingly senior positions from the time he joined TransCanada in 1994. Mr. Pourbaix was a member and past Board Chair for the Canadian Energy Pipeline Association.

Charles M. Rampacek(3,4,6) Fredericksburg, Texas, United States	2009 Independent

Mr. Rampacek is a director of Energy Services Holdings, LLC, a private industrial services company that was formed in 2012 from the combination of Ardent Holdings, LLC and another company. Mr. Rampacek served as a director of Flowserve Corporation, a publicly traded manufacturer of industrial equipment from March 1998 to May 2016. He served as Chair of Ardent Holdings, LLC from December 2008 to July 2012. Mr. Rampacek also served as a director of Enterprise Products Holdings, LLC, the sole general partner of Enterprise Products Partners, L.P., a publicly traded midstream energy limited partnership, from November 2006 to September 2011; and Pilko & Associates L.P., a private chemical and energy advisory company, from September 2011 to February 2014.

Colin Taylor(2,4,5) Toronto, Ontario, Canada	2009 Independent

Mr. Taylor served two consecutive four-year terms as Chief Executive & Managing Partner of Deloitte LLP and then acted as Senior Counsel until his retirement in May 2008. Mr. Taylor is a Fellow of the Chartered Professional Accountants of Ontario and a member of the Chartered Professional Accountants of Canada.

Wayne G. Thomson(2,4,5) Calgary, Alberta, Canada	2009 Independent

Mr. Thomson is a director of TVI Pacific Inc., a publicly traded international mining company; Chairman of Maha Energy Inc., a public Swedish oil and gas company; Chairman of Inventys Thermal Technologies Inc. (“Inventys”), a private carbon capture technology company; and Chairman and President of Enviro Valve Inc., a private company manufacturing proprietary pressure relief valves. Mr. Thomson served as Interim Executive Chairman of Inventys from May 2016 to February 2017, as Chief Executive Officer of Iskander Energy Corp., a private international oil and gas company, from November 2011 to August 2014 and as a director from November 2011 to March 2016.

Rhonda I. Zygocki(3,4,6) Friday Harbor, Washington, United States	2016 Independent

Ms. Zygocki served as Executive Vice President, Policy and Planning of Chevron Corporation (“Chevron”), an integrated energy company, from March 2011 until her retirement in February 2015 and prior thereto, during her 34 years with Chevron, she held a number of senior management and executive leadership positions in international operations, public affairs, strategic planning, policy, government affairs and health, environment and safety. She is a senior advisor with the Center for Strategic and International Studies and a former advisory board member of the Woodrow Wilson International Center of Scholars Canada Institute.

(1)	Each of Messrs. Daniel, Delaney, Rampacek, Taylor and Thomson first became members of Cenovus’s Board pursuant to the Arrangement;
•	Mr. Leer was elected as a director of Cenovus’s Board at the Annual and Special Meeting of Shareholders held on April 29, 2015,
•	Ms. Zygocki and Mr. Marcogliese were elected as directors of Cenovus’s Board at the Annual Meeting of Shareholders held on April 27, 2016,
•	Mr. Mongeau was appointed as a director of Cenovus’s Board as of December 1, 2016;
•	Ms. Dabarno was elected as a director of Cenovus’s Board at the Annual Meeting of Shareholders held on April 26, 2017; and
•	Mr. Pourbaix was appointed as President and Chief Executive Officer and a director of Cenovus’s Board as of November 6, 2017.
The term of each of the directors is from the date of the meeting at which he or she is elected or appointed until the next annual meeting of shareholders or until a successor is elected or appointed.
(2)	Member of the Audit Committee.
(3)	Member of the Human Resources and Compensation Committee.
(4)	Member of the Nominating and Corporate Governance Committee.
(5)	Member of the Reserves Committee.
(6)	Member of the Safety, Environment and Responsibility Committee.
(7)

Ex-officio, by standing invitation, non-voting member of all other committees of Cenovus’s Board. As an ex-officio non-voting member, Mr. Daniel attends as his schedule permits and may vote when necessary to achieve a quorum.

(8)	As an officer and a non-independent director, Mr. Pourbaix is not a member of any of the committees of Cenovus’s Board.

Cenovus Energy Inc.	25 2017 Annual Information Form

EXECUTIVE OFFICERS

The following individuals served as executive officers of Cenovus as at December 31, 2017.

Name and Residence	Office Held and Principal Occupation During the Past Five Years

Alexander J. Pourbaix Calgary, Alberta, Canada	President & Chief Executive Officer Mr. Pourbaix’s biographical information is included under “Directors”.

Ivor M. Ruste Calgary, Alberta, Canada

Executive Vice-President & Chief Financial Officer

Mr. Ruste has been Executive Vice-President & Chief Financial Officer of Cenovus since its formation on November 30, 2009. Mr. Ruste will be retiring from Cenovus on April 30, 2018.

Harbir S. Chhina Calgary, Alberta, Canada

Executive Vice-President & Chief Technology Officer

Mr. Chhina became Executive Vice-President & Chief Technology Officer on April 25, 2017. From September 2015 to April 2017, Mr. Chhina was Executive Vice-President, Oil Sands Development; from December 2010 to August 2015, Mr. Chhina was Executive Vice-President, Oil Sands; and from November 2009 to November 2010, Mr. Chhina was Executive Vice-President, Enhanced Oil Development & New Resource Plays of Cenovus.

Keith Chiasson Calgary, Alberta, Canada

Senior Vice-President, Downstream

Mr. Chiasson became Senior Vice-President, Downstream on December 14, 2017. From May 15, 2017 to December 13, 2017, Mr. Chiasson was Vice-President, Oil Sands Production Operations; and from July 2016 to May 2017, Mr. Chiasson was Vice-President, Operations of Cenovus. From April 2016 to July 2016, Mr. Chiasson was Kearl Operations Manager at Imperial Oil Resources. From September 2013 to April 2016, Mr. Chiasson was U.S. Operations Manager for ExxonMobil. From January 2012 to September 2013, Mr. Chiasson was Planning and Business Analysis Manager for ExxonMobil Production Company.

Kieron McFadyen Calgary, Alberta, Canada

(Former) Executive Vice-President & President, Upstream Oil & Gas

Mr. McFadyen resigned from Cenovus as of January 15, 2018. Mr. McFadyen became Executive Vice-President & President, Upstream Oil & Gas of Cenovus on April 6, 2016. From January 2012 to April 2016, Mr. McFadyen was Group Vice-President, Non Operated Joint Ventures of Royal Dutch Shell plc, a multinational oil and gas company (“Royal Dutch Shell”), and from November 2006 to January 2012, he was Group and Executive Vice President (HSSE-SP) of Royal Dutch Shell.

Alan C. Reid Calgary, Alberta, Canada

Executive Vice-President, Stakeholder Engagement, Safety & Legal and General Counsel

Mr. Reid became Executive Vice-President, Stakeholder Engagement, Safety & Legal and General Counsel on December 14, 2017. From December 1, 2015 to December 13, 2017, Mr. Reid was Executive Vice-President, Environment, Corporate Affairs & Legal and General Counsel; from September 2015 to November 2015, Mr. Reid was Executive Vice-President, Environment, Corporate Affairs & Legal; from January 2014 to August 2015, Mr. Reid was Senior Vice-President, Christina Lake & Narrows Lake; from January 2012 to January 2014, Mr. Reid was Cenovus’s Senior Vice-President, Christina Lake; and from November 2009 to January 2012, Mr. Reid was Vice-President, Regulatory, Health & Safety of Cenovus.

Sarah J. Walters Calgary, Alberta, Canada

Senior Vice-President, Corporate Services

Ms. Walters became Senior Vice-President, Corporate Services on December 14, 2017. From January 1, 2017 until December 13, 2017, Ms. Walters was Vice-President, Human Resources; from September 2015 to December 2016, Ms. Walters was Vice-President, Organization & People; from March 2014 to August 2015, Ms. Walters was Vice-President HR Business Partners & Organizational Design; from July 2013 to February 2014, Ms. Walters was Vice-President, HR Business Partners; and from March 2013 to July 2013, Ms. Walters was Vice-President, HR Advisory of Cenovus. Prior to joining Cenovus in March 2013, Ms. Walters was Vice-President HR, International Operations West at Talisman Energy Inc.

Cenovus Energy Inc.	26 2017 Annual Information Form

Name and Residence	Office Held and Principal Occupation During the Past Five Years
J. Drew Zieglgansberger Calgary, Alberta, Canada

Executive Vice-President, Upstream

Mr. Zieglgansberger became Executive Vice-President, Upstream on January 16, 2018. From April 3, 2017 to January 15, 2018, Mr. Zieglgansberger was Executive Vice-President, Deep Basin; from September 2015 to April 2017, Mr. Zieglgansberger was Executive Vice-President, Oil Sands Manufacturing; from June 2015 to August 2015, Mr. Zieglgansberger was Executive Vice-President, Operations Shared Services; from June 2012 to May 2015, Mr. Zieglgansberger was Senior Vice-President, Operations Shared Services; from January 2012 to May 2012, Mr. Zieglgansberger was Senior Vice-President, Regulatory, Local Community & Military; and from December 2010 to January 2012, Mr. Zieglgansberger was Senior Vice-President, Christina Lake of Cenovus.

As of December 31, 2017, all of Cenovus’s directors and executive officers, as a group, beneficially owned or exercised control or direction over, directly or indirectly, 1,839,253 common shares of Cenovus (“Common Shares”) or approximately 0.15 percent of the number of Common Shares that were outstanding as of such date.

Investors should be aware that some of Cenovus’s directors and officers are directors and officers of other private and public companies. Some of these private and public companies may, from time to time, be involved in business transactions or banking relationships which may create situations in which conflicts might arise. Any such conflicts shall be resolved in accordance with the procedures and requirements of the relevant provisions of the CBCA, including the duty of such directors and officers to act honestly and in good faith with a view to the best interests of Cenovus.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

To the Corporation’s knowledge, none of its current directors or executive officers are, as at the date of this AIF, or have been, within 10 years prior to the date of this AIF, a director, chief executive officer or chief financial officer of any company that:

(a)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (each, an “Order”) and that was issued while that director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

To the Corporation’s knowledge, other than as described below, none of its directors or executive officers:

(a)

is, as at the date of this AIF, or has been within 10 years prior to the date of this AIF, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within 10 years prior to the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer.

To the Corporation’s knowledge, none of its directors or executive officers has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Mr. Delaney was a director of OPTI Canada Inc. (“OPTI”) when it commenced proceedings for creditor protection under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”) on July 13, 2011. Ernst & Young Inc. was appointed as monitor of OPTI. On November 28, 2011, OPTI announced that it had closed a transaction whereby a subsidiary of CNOOC Limited acquired all of the outstanding securities of OPTI pursuant to a plan of arrangement under the CCAA and the Canada Business Corporations Act.

Mr. Mongeau was, prior to August 10, 2009, a director of Nortel Networks Corporation and Nortel Networks Limited, each of which initiated creditor protection proceedings under the Companies’ Creditors Arrangement Act (Canada) on January 14, 2009. Certain U.S. subsidiaries filed voluntary petitions in the United States under Chapter 11 of the U.S. Bankruptcy Code, and certain Europe, Middle East and Africa subsidiaries made consequential filings in Europe and the Middle East.

Cenovus Energy Inc.	27 2017 Annual Information Form

AUDIT COMMITTEE

The Audit Committee mandate is included as Appendix C to this AIF.

COMPOSITION OF THE AUDIT COMMITTEE

The Audit Committee consists of four members, each of whom is independent and financially literate in accordance with National Instrument 52-110 Audit Committees. The education and experience of each of the members of the Audit Committee relevant to the performance of the responsibilities as an Audit Committee member is outlined below.

Steven F. Leer

Mr. Leer holds a Bachelor of Electrical Engineering (University of the Pacific) and a Masters in Business Administration (Olin School of Business, Washington University). He was awarded an honorary doctorate by the University of the Pacific in May 1993. Mr. Leer is lead director of Norfolk Southern Corporation, a publicly traded North American rail transportation provider. He is the non-executive Chairman of the Board of USG Corporation (“USG”), a publicly traded manufacturer and distributor of high performance building systems; and a director of Parsons Corporation, a private engineering, construction, technical, and management services firm. Mr. Leer served as lead director of USG from January 2012 to November 2016 and as a director of USG from June 2005 to January 2012, during which time he was a member and Chair of USG’s Governance Committee and a member of its Compensation and Organization Committee. Mr. Leer served as Chairman of Arch Coal, Inc. (“Arch Coal”), a publicly traded coal producing company, from April 2006 to April 2014, and served as a director of Arch Coal and its predecessor company from 1992 until April 2014. During his tenure with Arch Coal and its predecessor company, he also served as Chief Executive Officer from July 1992 to April 2012 and President from July 1992 to April 2006. Mr. Leer served as the Chairman of the Center for Energy and Economic Development, the National Coal Council, the National Mining Association and was on the board of the Mineral Information Institute. Mr. Leer is a former member of the Board of Trustees of Washington University in St. Louis and he is a former director of the Business Roundtable and the National Association of Manufacturers. He serves on the boards of the Center for Energy and Economic Development, the National Coal Council and the National Mining Association. In addition, he is a delegate to the Coal Industry Advisory Board of the International Energy Agency in Paris.

Claude Mongeau

Mr. Mongeau holds a Masters of Business Administration from McGill University and has received honorary doctorate degrees from St. Mary’s and Windsor University. He is a director of The Toronto-Dominion Bank and TELUS Corporation. Mr. Mongeau served as a director of Canadian National Railway Company (“CN”), a publicly traded railroad and transportation company, from October 2009 to

July 2016 and as President and Chief Executive Officer from January 2010 to June 2016. During his tenure with CN, he served as Executive Vice-President and Chief Financial Officer from October 2000 until December 2009 and from the time he joined CN in 1994 he held the titles of Vice-President, Strategic and Financial Planning and Assistant Vice-President, Corporate Development. Prior to joining CN, Mr. Mongeau was the Manager, Business Development for Imasco Inc. from 1993 to 1994, a partner with Groupe Secor Inc., a Montreal-based management consulting firm providing strategic advice to large Canadian corporations, from 1989 to 1993 and a consultant at Bain & Company from 1988 to 1989. Mr. Mongeau also served as a director of SNC Lavalin Group Inc. from August 2003 to May 2015 and as a director of Nortel Networks Corporation and Nortel Networks Limited from June 2006 to August 2009.

Mr. Mongeau was Chairman of the Board of the Railway Association of Canada. He was named one of Canada’s Top 40 under 40 in 1997 and selected as Canada’s CFO of the Year in 2005 by an independent committee of prominent Canadian business leaders.

Colin Taylor

(Audit Committee Financial Expert and Audit Committee Chair)

Mr. Taylor is a chartered professional accountant, a Fellow of the Chartered Professional Accountants of Ontario and a member of the Chartered Professional Accountants of Canada. He also completed Harvard University’s Advanced Management Program. Mr. Taylor served two consecutive four-year terms as Chief Executive & Managing Partner of Deloitte LLP, Chartered Professional Accountants, and then acted as Senior Counsel until his retirement in May 2008. He also served as Advisory Partner to a number of public and private company clients of Deloitte & Touche LLP and has held a number of international management and governance responsibilities throughout his professional career.

Wayne G. Thomson

Mr. Thomson holds a Bachelor of Science of Mechanical Engineering (University of Manitoba) and is a professional engineer. He is a director of TVI Pacific Inc., a publicly traded international mining company; Chairman of Maha Energy Inc., a public Swedish oil and gas company; Chairman of Inventys Thermal Technologies Inc. (“Inventys”). He also serves as Chairman and President of Enviro Valve Inc., a private company manufacturing proprietary pressure relief valves, since 2005. Mr. Thomson served as interim Executive Chairman of Inventys from May 2016 to February 2017 and as

Cenovus Energy Inc.	28 2017 Annual Information Form

Chief Executive Officer of Iskander Energy Corp (“Iskander”) from November 2011 to August 2014 and as director of Iskander from November 2011 to March 2016.

The above list does not include Patrick D. Daniel who is, by standing invitation as Chair of the Board, an ex-officio member of Cenovus’s Audit Committee.

Pre-Approval Policies and Procedures

Cenovus has adopted policies and procedures with respect to the pre-approval of audit and permitted non-audit services to be provided by PricewaterhouseCoopers LLP. The Audit Committee has established a budget for the provision of a specified list of audit and permitted non-audit services that the Audit Committee believes to be typical, recurring or otherwise likely to be provided by PricewaterhouseCoopers LLP, the Corporation’s auditor. Subject to the Audit Committee’s discretion, the budget generally covers the period between the adoption of the budget and the next meeting of the Audit Committee. The list of permitted services is sufficiently detailed to ensure that: (i) the Audit Committee knows precisely what services it is being asked to pre-approve; and (ii) it is not necessary for any member of Management to make a judgment as to whether a proposed service fits within the pre-approved services.

Subject to the following paragraph, the Audit Committee has delegated authority to the Chair of the Audit Committee (or if the Chair is unavailable, any other member of the Audit Committee) to pre-approve the provision of permitted services by PricewaterhouseCoopers LLP which are not otherwise pre-

approved by the Audit Committee, including the fees and terms of the proposed services (“Delegated Authority”). Any required determination about the Chair’s unavailability will be required to be made by the good faith judgment of the applicable other member(s) of the Audit Committee after considering all facts and circumstances deemed by such member(s) to be relevant. All pre-approvals granted pursuant to Delegated Authority must be presented by the member(s) who granted the pre-approvals to the full Audit Committee at its next meeting.

The fees payable in connection with any particular service to be provided by PricewaterhouseCoopers LLP that has been pre-approved pursuant to Delegated Authority: (i) may not exceed $200,000, in the case of pre-approvals granted by the Chair of the Audit Committee; and (ii) may not exceed $50,000, in the case of pre-approvals granted by any other member of the Audit Committee.

All proposed services or the fees payable in connection with such services that have not already been pre-approved must be pre-approved by either the Audit Committee or pursuant to Delegated Authority. Prohibited services may not be pre-approved by the Audit Committee or pursuant to Delegated Authority.

External Auditor Service Fees

The following table provides information about the fees billed to Cenovus for professional services rendered by PricewaterhouseCoopers LLP in the years ended December 31, 2017 and 2016:

($ thousands)	2017	2016
Audit Fees(1)	2,852	2,863
Audit-Related Fees(2)	987	111
Tax Fees(3)	1	1
All Other Fees(4)	20	10
Total	3,860	2,985

(1)

Audit Fees consist of the aggregate fees billed for the audit of the Corporation’s annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements. $70,000 previously reported as Tax Fees in 2016 has been reclassified as Audit Fees.

(2)

Audit-Related Fees consist of the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not reported as Audit Fees. The services provided in this category included audit-related services in relation to Cenovus’s prospectuses, systems development, controls testing and participation fees levied by the Canadian Public Accountability Board. Fees related to the acquisition of assets from ConocoPhillips or divestiture of Cenovus’s Conventional assets are also included in Audit-Related Fees.

(3)	Tax Fees consist of the aggregate fees billed for audit related fees, tax compliance, tax advice and tax planning. $70,000 previously reported as Tax Fees in 2016 has been reclassified as Audit Fees.
(4)

In 2016, All Other Fees are related to a readiness assessment to satisfy Extractive Sector Transparency Measures Act (“ESTMA”) reporting requirements. In 2017, All Other Fees relate to ESTMA Specified Procedures.

Cenovus Energy Inc.	29 2017 Annual Information Form

DESCRIPTION OF CAPITAL STRUCTURE

The following is a summary of the rights, privileges, restrictions and conditions which are attached to Common Shares and Cenovus’s first and second preferred shares (collectively, “Preferred Shares”). Cenovus is authorized to issue an unlimited number of Common Shares and First Preferred Shares and Second Preferred Shares not exceeding, in aggregate, 20 percent of the number of issued and outstanding Common Shares. As at December 31, 2017, there were approximately 1,228.8 million Common Shares and no Preferred Shares outstanding.

COMMON SHARES

The holders of Common Shares are entitled to: (i) receive dividends if, as and when declared by Cenovus’s Board; (ii) receive notice of, to attend, and to vote on the basis of one vote per Common Share held, at all meetings of shareholders; and (iii) participate in any distribution of the Corporation’s assets in the event of liquidation, dissolution or winding up or other distribution of its assets among its shareholders for the purpose of winding up its affairs.

PREFERRED SHARES

Preferred Shares may be issued in one or more series. Cenovus’s Board may determine the designation, rights, privileges, restrictions and conditions attached to each series of Preferred Shares before the issue of such series. Holders of Preferred Shares are not entitled to vote at any meeting of shareholders, but may be entitled to vote if the Corporation fails to pay dividends on that series of Preferred Shares. The First Preferred Shares are entitled to priority over the Second Preferred Shares and the Common Shares with respect to the payment of dividends and the distribution of assets in the event of any liquidation, dissolution or winding up of Cenovus’s affairs. Pursuant to a special resolution of the shareholders of the Corporation passed at the annual and special meeting of the Corporation’s shareholders on April 29, 2015, the Corporation’s articles were amended to provide that the aggregate number of Preferred Shares issued by the Corporation may not exceed 20 percent of the aggregate number of Common Shares then outstanding.

SHAREHOLDER RIGHTS PLAN

Cenovus has a shareholder rights plan (the “Shareholder Rights Plan”) which was adopted in 2009, and creates a right that attaches to each issued Common Share. Until the separation time, which typically occurs at the time of an unsolicited take-over bid, whereby a person acquires or attempts to acquire 20 percent or more of Cenovus’s Common Shares, the rights are not separable from the Common Shares, are not exercisable and no separate rights certificates are issued. Each right entitles the holder, other than the 20 percent acquiror, from and after the separation time (unless delayed by the Corporation’s Board) and before certain expiration times, to acquire Common Shares at 50 percent of the market price at the time of exercise. The Shareholder Rights Plan was reconfirmed at the 2015 annual and special meeting of shareholders and must be reconfirmed by the Corporation’s shareholders at every third annual shareholder meeting. Shareholders will be asked to reconfirm the plan at the 2018 annual meeting of shareholders.

DIVIDEND REINVESTMENT PLAN

Cenovus has a dividend reinvestment plan which permits holders of Common Shares to automatically reinvest all or any portion of the cash dividends paid on their Common Shares in additional Common Shares. At the discretion of the Corporation, the additional Common Shares may be issued from treasury at the volume weighted average price of the Common Shares (denominated in the currency in which the Common Shares trade on the applicable stock exchange) traded on the Toronto Stock Exchange (“TSX”) during the last five trading days preceding the relevant dividend payment date or purchased on the market.

EMPLOYEE STOCK OPTION PLAN

Cenovus has an Employee Stock Option Plan that provides employees with the opportunity to exercise options to purchase Common Shares. Option exercise prices approximate the market price for the Common Shares on the date the options were issued. Options granted are exercisable at 30 percent of the number granted after one year, an additional 30 percent of the number granted after two years and are fully exercisable after three years. Options granted prior to February 17, 2010 expired after five years, while options granted on or after February 17, 2010 expire after seven years. Each option granted prior to February 24, 2011 has an associated tandem stock appreciation right which gives the option holder the right to elect to receive a cash payment equal to the excess of the market price of the Common Shares at the time of exercise over the exercise price of the option in exchange for surrendering the option. Each option granted on or after February 24, 2011 has an associated net settlement right. In lieu of exercising the option, the net settlement right grants the option holder the right to receive the number of Common Shares that could be acquired with the excess value of the market price of the Common Shares at the time of exercise over the exercise price of the option.

Cenovus Energy Inc.	30 2017 Annual Information Form

RATINGS

The following information relating to Cenovus’s credit ratings is provided as it relates to the Corporation’s financing costs and liquidity. Specifically, credit ratings affect Cenovus’s ability to obtain short-term and long-term financing and the cost of such financing. A reduction in the current rating on Cenovus’s debt by the Corporation’s rating agencies or a negative change in its ratings outlook could adversely affect Cenovus’s cost of financing, its access to sources of liquidity and capital, and potentially obligate it to post incremental collateral in the form of cash, letters of credit or other financial instruments. See the section entitled “Risk Management and Risk Factors” in the Corporation’s annual 2017 MD&A, which section of the MD&A is incorporated by reference into this AIF, for further information.

The following table outlines the current ratings and outlooks of Cenovus’s debt:

	S&P Global Ratings (“S&P”)	Moody’s Investors Service (“Moody’s”)	DBRS Limited (“DBRS”)	Fitch Ratings Inc. (“Fitch”)
Senior Unsecured Long-Term Rating Outlook/Trend	BBB Negative	Ba2 Stable	BBB Negative	BBB- Stable

Credit ratings are intended to provide an independent measure of the credit quality of an issue of securities. The credit ratings assigned by the rating agencies are not recommendations to purchase, hold or sell the securities nor do the ratings comment on market price or suitability for a particular investor. A rating may not remain in effect for any given period of time and may be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.

S&P’s long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of BBB by S&P is within the fourth highest of 10 categories and indicates that the obligation exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation. The addition of a “+” or “-” designation after a rating indicates the relative standing within the major rating categories. An S&P rating outlook assesses the potential direction of a long-term credit rating over the intermediate term (typically six months to two years). In determining a rating outlook, consideration is given to any changes in the economic and/or fundamental business conditions. A “Negative” outlook indicates that a rating may be lowered.

Moody’s long-term credit ratings are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. A rating of Ba2 by Moody’s is within the fifth highest of nine categories and is assigned to debt securities which are considered speculative-grade and subject to substantial credit risk. The addition of a 1, 2 or 3 modifier after a rating indicates the relative standing within a particular rating category. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates a ranking in the lower end of that generic rating category. A designation of Stable indicates a low likelihood of a rating change over the medium term.

DBRS’s long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of BBB by DBRS is within the fourth highest of 10 categories and is assigned to debt securities considered to be of adequate credit quality, with acceptable protection of principal and interest. Issuers in this category are fairly susceptible to adverse changes in financial and economic conditions. The capacity for payment of financial obligations is considered acceptable. Entities in the BBB category may be vulnerable to future events. The assignment of a “(high)” or “(low)” modifier within each rating category indicates relative standing within such category. Rating trends provide guidance in respect of DBRS’s opinion regarding the outlook for the rating in question, with rating trends falling into one of three categories - “Positive”, “Stable” or “Negative”. The rating trend indicates the direction in which DBRS considers the rating is headed should present circumstances continue, or in some cases, unless challenges are addressed.

Fitch’s long-term credit ratings are on a rating scale that ranges from AAA to C, which represents the range from highest to lowest quality of such securities rated. A rating of BBB is within the fourth highest of 9 categories and is assigned to debt securities considered to be of good credit quality. BBB ratings indicate that expectations of credit risk are currently low. The capacity for payment of financial commitments is considered adequate but adverse business or economic conditions are more likely to impair this capacity. The modifiers “+” or “-” may be appended to a rating to denote relative status within major rating categories. A Fitch rating outlook indicates the direction a rating is likely to move over a one to two-year period, with rating outlooks falling into four categories: “Positive”, “Negative”, “Stable” or “Evolving”. Rating outlooks reflect financial or other trends that have not yet reached the level that would trigger a rating action, but which may do so if such trends continue. The majority of Fitch’s outlooks are Stable, which is consistent with the historical migration experience of ratings over a one to two year period. Positive or Negative outlooks do not imply that a rating change is inevitable and similarly, ratings with Stable

Cenovus Energy Inc.	31 2017 Annual Information Form

outlooks can be raised or lowered without prior revision of the outlook, if circumstances warrant such an action. Where the fundamental trend has strong, conflicting elements of both positive and negative, the rating outlook may be described as Evolving.

Throughout the last two years, Cenovus has made payments to each of S&P, Moody’s, DBRS and Fitch related to the rating of the Corporation’s debt. Additionally, Cenovus has purchased products and services from S&P, Moody’s, DBRS and Fitch.

DIVIDENDS

The declaration of dividends is at the sole discretion of Cenovus’s Board and is considered each quarter. The Board has approved a first quarter dividend of $0.05 per share payable on March 29, 2018 to holders of Common Shares of record as of March 15, 2018. Readers should also refer to the section entitled “Risk Management and Risk Factors” in the Corporation’s annual 2017 MD&A, which section of the MD&A is incorporated by reference into this AIF, for additional information.

Cenovus paid the following dividends over the last three years:

Dividends Paid
($ per share)	Year	Q4	Q3	Q2	Q1
2017	0.2000	0.0500	0.0500	0.0500	0.0500
2016	0.2000	0.0500	0.0500	0.0500	0.0500
2015	0.8524	0.1600	0.1600	0.2662	0.2662

MARKET FOR SECURITIES

All of the outstanding Common Shares are listed and posted for trading on the TSX and the New York Stock Exchange (“NYSE”) under the symbol CVE. The following table outlines the share price trading range and volume of shares traded by month in 2017:

	TSX				NYSE
	Share Price Trading Range				Share Price Trading Range
	High	Low	Close	Share Volume	High	Low	Close	Share Volume
	($ per share)			(thousands)	(US$ per share)			(thousands)

January	20.88	17.55	17.76	64,424	15.54	13.49	13.63	36,446
February	18.85	16.75	16.80	74,979	14.46	12.61	12.66	38,948
March	17.81	14.81	15.05	175,654	13.32	11.12	11.30	102,755
April	15.37	13.35	13.61	244,892	11.45	9.79	9.98	93,057
May	13.64	11.94	12.05	135,025	9.97	8.83	8.92	76,769
June	12.38	8.98	9.56	216,550	9.17	6.76	7.37	141,391
July	11.10	8.89	10.49	187,431	8.86	6.90	8.41	108,526
August	10.80	9.09	9.77	116,205	8.50	7.28	7.82	92,819
September	13.22	9.68	12.51	187,361	10.69	7.81	10.02	111,781
October	12.63	11.89	12.52	148,372	10.05	9.21	9.72	77,686
November	14.66	11.65	12.30	170,313	11.52	9.09	9.51	92,507
December	12.92	10.78	11.48	139,567	10.18	8.41	9.13	74,815

RISK FACTORS

A discussion of risk factors can be found in the section entitled “Risk Management and Risk Factors” in the Corporation’s annual 2017 MD&A, which section of the MD&A is incorporated by reference into this AIF.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

During the year ended December 31, 2017, there were no legal proceedings to which Cenovus is or was a party, or that any of its property is or was the subject of, which involves a claim for damages in an amount, exclusive of interest and costs, that exceeds 10 percent of Cenovus’s current assets and it is not aware of any such legal proceedings that are contemplated.

During the year ended December 31, 2017, there were no penalties or sanctions imposed against Cenovus by a court relating to securities legislation or by a securities regulatory authority, nor have there been any other penalties or sanctions imposed by a court or regulatory body against the Corporation that would likely be considered important to a reasonable investor in making an investment decision, and it has not entered into any settlement agreements before a court relating to securities legislation or with a securities regulatory authority.

Cenovus Energy Inc.	32 2017 Annual Information Form

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of the Corporation’s directors or executive officers or any person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10 percent of any class or series of Cenovus’s outstanding voting securities, of which there are none that the Corporation is aware, or any associate or affiliate of any of the foregoing persons or companies, in each case, as at the date of this AIF, has or has had any material interest, direct or indirect, in any past transaction within the three most recently completed financial years or any proposed transaction that has materially affected or is reasonably expected to materially affect Cenovus.

MATERIAL CONTRACTS

Other than as set forth below, during the year ended December 31, 2017, Cenovus has not entered into any contracts, nor are there any contracts still in effect, that are material to the business, other than contracts entered into in the ordinary course of business.

On March 29, 2017, Cenovus entered into a purchase and sale agreement (the “Acquisition Agreement”) with ConocoPhillips to acquire: (i) ConocoPhillips’ 50 percent interest (the “FCCL Interest”) (being the remaining 50 percent interest that Cenovus did not already own) in FCCL Partnership, the owner of the Foster Creek, Christina Lake and Narrows Lake oil sands projects in northeast Alberta (the “FCCL Assets”), and (ii) the majority of ConocoPhillips’ western Canadian conventional assets, including ConocoPhillips’ exploration and production assets and related infrastructure and agreements in the Elmworth-Wapiti, Kaybob-Edson and Clearwater operating areas and other operating areas, and all of ConocoPhillips’ interest in petroleum and natural gas rights and oil sands leases within a certain area of mutual interest northwest of Foster Creek (the “Deep Basin Assets”). The FCCL Interest and the Deep Basin Assets were acquired by Cenovus for total consideration of C$17.6 billion, comprised of C$15.0 billion cash, and 208 million Common Shares. Cenovus agreed to make quarterly payments to ConocoPhillips during the five years subsequent to the closing date of the Acquisition for quarters in which the average WCS crude oil price exceeds $52 per barrel during the quarter. The quarterly payment will be $6 million for each dollar that the WCS price exceeds $52 per barrel. There are no maximum payment terms. The calculation includes an adjustment mechanism related to certain significant production outages at Foster Creek and Christina Lake, which may reduce the amount of a contingent payment.

At closing of the Acquisition, Cenovus and ConocoPhillips entered into a registration rights agreement (“Registration Rights Agreement”) and an investor agreement (“Investor Agreement”), which, among other things, restricted ConocoPhillips from selling or hedging its Common Shares until November 17, 2017. In addition, the Registration Rights Agreement provides ConocoPhillips with certain rights to facilitate the sale of its Common Shares, including the right to require Cenovus to qualify the distribution of the Common Shares held by ConocoPhillips and the right to piggy-back on an offering of Common Shares by Cenovus. The Investor Agreement places certain restrictions on ConocoPhillips, including from nominating new members to Cenovus’s board of directors and by requiring ConocoPhillips to vote its Common Shares in accordance with management recommendations or abstain from voting. The Registration Rights Agreement and the Investor Agreement will terminate when ConocoPhillips owns 3.5 percent or less of the then outstanding Common Shares.

A copy of the Acquisition Agreement, which includes the forms of the Contingent Payment Agreement, Registration Rights Agreement and Investor Agreement, in redacted form, was filed on SEDAR on April 5, 2017, and a copy of the amendment to the Acquisition Agreement was filed on SEDAR on May 17, 2017, each of which may be viewed under Cenovus’s profile at sedar.com.

Particulars for each of the Arrangement Agreement and the Separation Agreement (previously filed material contracts that are still in effect) are described in the section entitled “Risk Management and Risk Factors” in the Corporation’s annual 2017 MD&A, and such section of the MD&A is incorporated by reference into this AIF.

INTERESTS OF EXPERTS

The Corporation’s independent auditors are PricewaterhouseCoopers LLP, Chartered Professional Accountants, who have issued an independent auditor’s report dated February 14, 2018 in respect of Cenovus’s Consolidated Financial Statements which comprise the Consolidated Balance Sheets as at December 31, 2017 and December 31, 2016 and the Consolidated Statements of Earnings, Comprehensive Income, Shareholders’ Equity and Cash Flows for the years ended December 31, 2017, 2016, and 2015 and Cenovus’s internal control over financial reporting as at December 31, 2017. PricewaterhouseCoopers LLP has advised that they are independent with respect to Cenovus within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of Alberta and the rules of the SEC.

Information relating to reserves in this AIF has been calculated by GLJ and McDaniel as independent qualified reserves evaluators. The principals of each of GLJ and McDaniel, in each case, as a group own beneficially, directly or indirectly, less than one percent of any class of the Corporation’s securities.

Cenovus Energy Inc.	33 2017 Annual Information Form

TRANSFER AGENTS AND REGISTRARS

In Canada:	In the United States:
Computershare Investor Services, Inc. 8th Floor, 100 University Avenue Toronto, ON M5J 2Y1 Canada	Computershare Trust Company NA 250 Royall St. Canton, MA 02021 U.S.

                                         Tel: 1-866-332-8898                     Website: www.investorcentre.com/cenovus

ADDITIONAL INFORMATION

Additional information relating to Cenovus is available on SEDAR at sedar.com and EDGAR at sec.gov. Additional financial information is contained in the Corporation’s audited Consolidated Financial Statements and MD&A for the year ended December 31, 2017. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of Cenovus’s securities, securities authorized for issuance under its equity-based compensation plans and its statement of corporate governance practices, is included in the Corporation’s management information circular for its most recent annual meeting of shareholders.

Additional financial information, including disclosure regarding the contribution of each reportable segment to revenues and earnings can be found in Cenovus’s audited annual Consolidated Financial Statements and MD&A for the year ended December 31, 2017, which disclosure is incorporated by reference into this AIF.

As a Canadian corporation listed on the NYSE, Cenovus is not required to comply with most of the NYSE’s corporate governance standards, and instead may comply with Canadian corporate governance practices. However, the Corporation is required to disclose the significant differences between its corporate governance practices and the requirements applicable to U.S. domestic companies listed on the NYSE. Except as summarized on Cenovus’s website at cenovus.com, it is in compliance with the NYSE corporate governance standards in all significant respects.

ACCOUNTING MATTERS

Unless otherwise specified, all dollar amounts are expressed in Canadian dollars. All references to “dollars”, “C$” or to “$” are to Canadian dollars and all references to “US$” are to U.S. dollars. The information contained in this AIF is dated as at December 31, 2017 unless otherwise indicated. Numbers presented are rounded to the nearest whole number and tables may not add due to rounding.

Unless otherwise indicated, all financial information included in this AIF has been prepared in accordance with International Financial Reporting Standards, which are also generally accepted accounting principles for publicly accountable enterprises in Canada.

ABBREVIATIONS AND CONVERSIONS

Oil and Natural Gas Liquids		Natural Gas

bbl	barrel	Bcf	billion cubic feet
bbls/d	barrels per day	Mcf	thousand cubic feet
Mbbls/d	thousand barrels per day	MMcf	million cubic feet
MMbbls	million barrels	MMcf/d	million cubic feet per day
NGLs	natural gas liquids	MMBtu	million British thermal units
BOE	barrel of oil equivalent	CBM	Coal Bed Methane
BOE/d	barrels of oil equivalent per day
WTI	West Texas Intermediate

In this AIF, certain natural gas volumes have been converted to BOE on the basis of six Mcf to one bbl. BOE may be misleading, particularly if used in isolation. A conversion ratio of six Mcf to one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead.

Cenovus Energy Inc.	34 2017 Annual Information Form

APPENDIX A

REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATORS

To the Board of Directors of Cenovus Energy Inc. (the “Corporation”):

1.

We have evaluated the Corporation’s reserves data as at December 31, 2017. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2017, estimated using forecast prices and costs.

2.	The reserves data are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

3.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook as amended from time to time (the “COGE Handbook”) maintained by the Society of Petroleum Evaluation Engineers (Calgary Chapter).

4.

Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

5.

The following table shows the net present value of future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Corporation evaluated for the year ended December 31, 2017, and identifies the respective portions thereof that we have evaluated and reported on to the Corporation’s Board of Directors:

Independent Qualified Reserves Evaluator	Effective Date of Evaluation Report	Location of Reserves	Evaluated Net Present Value of Future Net Revenue (before income taxes, 10% discount rate) $ millions

McDaniel & Associates Consultants Ltd.	December 31, 2017	Canada	$46,542

GLJ Petroleum Consultants Ltd.	December 31, 2017	Canada	$4,200
			$50,742

6.	In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook, consistently applied.

7.	We have no responsibility to update our reports referred to in paragraph five for events and circumstances occurring after their respective effective dates.

8.	Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

/s/ P.A. Welch	/s/ Keith M. Braaten

P.A. Welch, P. Eng.	Keith M. Braaten, P. Eng
McDaniel & Associates Consultants Ltd.	GLJ Petroleum Consultants Ltd.
Calgary, Alberta, Canada	Calgary, Alberta, Canada

February 13, 2018

Cenovus Energy Inc.	A1 2017 Annual Information Form

APPENDIX B

REPORT OF MANAGEMENT AND DIRECTORS

ON RESERVES DATA AND OTHER INFORMATION

Management of Cenovus Energy Inc. (the “Corporation”) are responsible for the preparation and disclosure of information with respect to the Corporation’s oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data.

Independent qualified reserves evaluators have evaluated the Corporation’s reserves data. A report of the independent qualified reserves evaluators will be filed with securities regulatory authorities concurrently with this report.

The Reserves Committee of the Board of Directors of the Corporation has:

(a)	reviewed the Corporation’s procedures for providing information to the independent qualified reserves evaluators;

(b)	met with the independent qualified reserves evaluators to determine whether any restrictions affected the ability of the independent qualified reserves evaluators to report without reservation;

(c)	reviewed the reserves data with management and the independent qualified reserves evaluators; and

(d)	reviewed the Corporation’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management.

The Board of Directors, on the recommendation of the Reserves Committee, has approved:

(a)	the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(b)	the filing of the report of the independent qualified reserves evaluators on the reserves data; and

(c)	the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

/s/ Alexander J. Pourbaix	/s/ Ivor M. Ruste

Alexander J. Pourbaix	Ivor M. Ruste
President & Chief Executive Officer	Executive Vice-President &
Chief Financial Officer

/s/ Patrick D. Daniel	/s/ Wayne G. Thomson

Patrick D. Daniel	Wayne G. Thomson
Director and Chair of the Board	Director and Chair of the Reserves Committee

February 14, 2018

Cenovus Energy Inc.	B1 2017 Annual Information Form

APPENDIX C

AUDIT COMMITTEE MANDATE

The Audit Committee (the “Committee”) is a committee of the Board of Directors (the “Board”) of Cenovus Energy Inc. (“Cenovus” or the “Corporation”) appointed to assist the Board in fulfilling its oversight responsibilities.

The Committee’s primary duties and responsibilities are to:

●

Oversee and monitor the effectiveness and integrity of the Corporation’s accounting and financial reporting processes, financial statements and system of internal controls regarding accounting and financial reporting compliance.

●	Oversee audits of the Corporation’s financial statements.

●	Review and evaluate the Corporation’s risk management framework and related processes including the supporting guidelines and practice documents.

●	Review and approve management’s identification of principal financial risks and monitor the process to manage such risks.

●	Oversee and monitor the Corporation’s compliance with legal and regulatory requirements.

●	Oversee and monitor the qualifications, independence and performance of the Corporation’s external auditors and internal auditing group.

●	Provide an avenue of communication among the external auditors, management, the internal auditing group, and the Board.

●	Report to the Board regularly.

The Committee has the authority to conduct any review or investigation appropriate to fulfilling its responsibilities. The Committee shall have unrestricted access to personnel and information, and any resources necessary to carry out its responsibility. In this regard, the Committee may direct internal audit personnel to particular areas of examination.

CONSTITUTION, COMPOSITION AND DEFINITIONS

1.              Reporting

The Committee shall report to the Board.

2.              Composition

The Committee shall consist of not less than three and not more than eight directors as determined by the Board, all of whom shall qualify as independent directors pursuant to National Instrument 52-110 Audit Committees (as implemented by the Canadian Securities Administrators (“CSA”) and as amended from time to time) (“NI 52-110”).

All members of the Committee shall be financially literate, as defined in NI 52-110, and at least one member shall have accounting or related financial managerial expertise. In particular, at least one member shall have, through (i) education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions; (ii) experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions; (iii) experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or (iv) other relevant experience:

●	An understanding of accounting principles and financial statements;

●	The ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

●

Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s

Cenovus Energy Inc.	C1 2017 Annual Information Form

financial statements, or experience actively supervising one or more persons engaged in such activities;

●	An understanding of internal controls and procedures for financial reporting; and

●	An understanding of audit committee functions.

Committee members may not, other than in their respective capacities as members of the Committee, the Board or any other committee of the Board, accept directly or indirectly any consulting, advisory or other compensatory fee from the Corporation or any subsidiary of the Corporation, or be an “affiliated person” (as such term is defined in the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules, if any, adopted by the U.S. Securities and Exchange Commission (“SEC”) thereunder) of the Corporation or any subsidiary of the Corporation. For greater certainty, directors’ fees and fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Corporation that are not contingent on continued service should be the only compensation an Audit Committee member receives from the Corporation.

At least one member shall have experience in the oil and gas industry.

Committee members shall not simultaneously serve on the audit committees of more than two other public companies, unless the Board first determines that such simultaneous service will not impair the ability of the relevant members to effectively serve on the Committee, and required public disclosure is made.

The non-executive Board Chair shall be a non-voting member of the Committee. See “Quorum” for further details.

3.	Appointment of Committee Members

Committee members shall be appointed by the Board, effective after the election of directors at the annual meeting of shareholders, provided that any member may be removed or replaced at any time by the Board and shall, in any event, cease to be a member of the Committee upon ceasing to be a member of the Board.

4.	Vacancies

Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board.

5.	Chair

The Nominating and Corporate Governance Committee will recommend for approval to the Board an unrelated Director to act as Chair of the Committee. The Board shall appoint the Chair of the Committee.

If unavailable or unable to attend a meeting of the Committee, the Chair shall ask another member to chair the meeting, failing which a member of the Committee present at the meeting shall be chosen to preside over the meeting by a majority of the members of the Committee present at such meeting.

The Chair presiding at any meeting of the Committee shall not have a casting vote.

The items pertaining to the Chair in this section should be read in conjunction with the Committee Chair section of the Chair of the Board of Directors and Committee Chair General Guidelines.

6.	Secretary

The Committee shall appoint a Secretary who need not be a member of the Committee. The Secretary shall keep minutes of the meetings of the Committee.

7.	Meetings

The Committee shall meet at least quarterly. The Chair of the Committee may call additional meetings as required. In addition, a meeting may be called by the non-executive Board Chair, the Chief Executive Officer, or any member of the Committee or by the external auditors.

Committee meetings may, by agreement of the Chair of the Committee, be held in person, by video conference, by means of telephone or by a combination of any of the foregoing.

Cenovus Energy Inc.	C2 2017 Annual Information Form

8.	Notice of Meeting

Notice of the time and place of each Committee meeting may be given orally, or in writing, or by facsimile, or by electronic means to each member of the Committee at least 24 hours prior to the time fixed for such meeting. Notice of each meeting shall also be given to the external auditors of the Corporation.

A member and the external auditors may, in any manner, waive notice of the Committee meeting. Attendance of a member at a meeting shall constitute waiver of notice of the meeting except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting was not lawfully called.

9.	Quorum

A majority of Committee members, present in person, by video conference, by telephone, or by a combination thereof, shall constitute a quorum. In addition, if an ex officio, non-voting member’s presence is required to attain a quorum of the Committee, then the said member shall be allowed to cast a vote at the meeting.

10.	Attendance at Meetings

The Chief Executive Officer, the Chief Financial Officer, the Comptroller and the head of internal audit are expected to be available to attend the Committee’s meetings or portions thereof.

The Committee may, by specific invitation, have other resource persons in attendance.

The Committee shall have the right to determine who shall, and who shall not, be present at any time during a meeting of the Committee.

Directors, who are not members of the Committee, may attend Committee meetings, on an ad hoc basis, upon prior consultation and approval by the Committee Chair or by a majority of the members of the Committee.

11.	Minutes

Minutes of each Committee meeting should be succinct yet comprehensive in describing substantive issues discussed by the Committee. However, they should clearly identify those items of responsibilities scheduled by the Committee for the meeting that have been discharged by the Committee and those items of responsibilities that are outstanding.

Minutes of Committee meetings shall be sent to all Committee members and to the external auditors. The full Board of Directors shall be kept informed of the Committee’s activities by a report following each Committee meeting.

RESPONSIBILITIES

In carrying out its mandate, the Committee is expected to:

12.	Review Procedures

(a)

Review and update the Committee’s mandate annually, or sooner if the Committee deems it appropriate to do so. Review the summary of the Committee’s composition and responsibilities in the Corporation’s annual report, annual information form or other public disclosure documentation.

(b)

Review the summary of all approvals by the Committee of the provision of audit, audit-related, tax and other services by the external auditors for inclusion in the Corporation’s annual report and Annual Information Form filed with the CSA and the SEC.

13.	Annual Financial Statements

(a)

Discuss and review with management and the external auditors the Corporation’s and any subsidiary with public securities’ annual audited financial statements and related documents prior to their filing or distribution. Such review shall include:

(i)	The annual financial statements and related notes including significant issues regarding accounting principles, practices and significant management estimates and judgments,

Cenovus Energy Inc.	C3 2017 Annual Information Form

including any significant changes in the Corporation’s selection or application of accounting principles, any major issues as to the adequacy of the Corporation’s internal controls and any special steps adopted in light of material control deficiencies.

(ii)	Management’s Discussion and Analysis.

(iii)	The use of off-balance sheet financing including management’s risk assessment and adequacy of disclosure.

(iv)	The external auditors’ audit examination of the financial statements and their report thereon.

(v)	Any significant changes required in the external auditors’ audit plan.

(vi)

Any serious difficulties or disputes with management encountered during the course of the audit, including any restrictions on the scope of the external auditors’ work or access to required information.

(vii)	Other matters related to the conduct of the audit, which are to be communicated to the Committee under generally accepted auditing standards.

(b)	Review and formally recommend approval to the Board of the Corporation’s:

(i)	Year-end audited financial statements. Such review shall include discussions with management and the external auditors as to:

i.	The accounting policies of the Corporation and any changes thereto.
ii.	The effect of significant judgments, accruals and estimates.
iii.	The manner of presentation of significant accounting items.
iv.	The consistency of disclosure.

(ii)	Management’s Discussion and Analysis.

(iii)	Annual Information Form as to financial information.

(iv)	All prospectuses and information circulars as to financial information.

The review shall include a report from the external auditors about the quality of the most critical accounting principles upon which the Corporation’s financial status depends, and which involve the most complex, subjective or significant judgmental decisions or assessments.

14.	Quarterly Financial Statements

(a)	Review with management and the external auditors and either approve (such approval to include the authorization for public release) or formally recommend for approval to the Board the Corporation’s:

(i)	Quarterly unaudited financial statements and related documents, including Management’s Discussion and Analysis.

(ii)	Any significant changes to the Corporation’s accounting principles.

(b)	Review quarterly unaudited financial statements prior to their distribution of any subsidiary of the Corporation with public securities.

15.	Other Financial Filings and Public Documents

Review and discuss with management financial information, including earnings press releases, the use of “pro forma” or non-GAAP financial information and earnings guidance, contained in any filings with the CSA or SEC or press releases related thereto, and consider whether the information is consistent with the information contained in the financial statements of the Corporation or any subsidiary with public securities.

16.	Internal Control Environment

(a)

Receive and review from management, the external auditors and the internal auditors an annual report on the Corporation’s control environment as it pertains to the Corporation’s financial reporting process and controls.

Cenovus Energy Inc.	C4 2017 Annual Information Form

(b)	Review and discuss significant financial risks or exposures and assess the steps management has taken to monitor, control, report and mitigate such risk to the Corporation.

(c)

Review in consultation with the internal auditors and the external auditors the degree of coordination in the audit plans of the internal auditors and the external auditors and enquire as to the extent the planned scope can be relied upon to detect weaknesses in internal controls, fraud, or other illegal acts. The Committee will assess the coordination of audit effort to assure completeness of coverage and the effective use of audit resources. Any significant recommendations made by the auditors for the strengthening of internal controls shall be reviewed and discussed with management.

(d)

Review with the Chief Executive Officer, the Chief Financial Officer of the Corporation and the external auditors: (i) all significant deficiencies and material weaknesses in the design or operation of the Corporation’s internal controls and procedures for financial reporting which could adversely affect the Corporation’s ability to record, process, summarize and report financial information required to be disclosed by the Corporation in the reports that it files or submits under the Exchange Act or applicable Canadian federal and provincial legislation and regulations within the required time periods, and (ii) any fraud, whether or not material, that involves management of the Corporation or other employees who have a significant role in the Corporation’s internal controls and procedures for financial reporting.

(e)	Review significant findings prepared by the external auditors and the internal auditing department together with management’s responses.

17.	Risk Oversight

Review and evaluate the Corporation’s risk management framework and related processes including the supporting guidelines and practice documents.

18.	Other Review Items

(a)

Review policies and procedures with respect to officers’ and directors’ expense accounts and perquisites, including their use of corporate assets, and consider the results of any review of these areas by the internal auditor or the external auditors.

(b)	Review all related party transactions between the Corporation and any executive officers or directors, including affiliations of any executive officers or directors.

(c)

Review with the General Counsel, the head of internal audit and the external auditors the results of their review of the Corporation’s monitoring compliance with each of the Corporation’s published codes of business conduct and applicable legal requirements.

(d)

Review legal and regulatory matters, including correspondence with and reports received from regulators and government agencies, that may have a material impact on the interim or annual financial statements and related corporate compliance policies and programs. Members from the Legal and Tax groups should be at the meeting in person to deliver their respective reports.

(e)

Review policies and practices with respect to off-balance sheet transactions and trading and hedging activities, and consider the results of any review of these areas by the internal auditors or the external auditors.

(f)	Ensure that the Corporation’s presentation of hydrocarbon reserves has been reviewed with the Reserves Committee of the Board.

(g)	Review management’s processes in place to prevent and detect fraud.

(h)	Review:

(i)

procedures for the receipt, retention and treatment of complaints received by the Corporation, including confidential, anonymous submissions by employees of the Corporation, regarding accounting, internal accounting controls, or auditing matters; and

(ii)	a summary of any significant investigations regarding such matters.

(i)	Meet on a periodic basis separately with management.

Cenovus Energy Inc.	C5 2017 Annual Information Form

19.	External Auditors

(a)

Be directly responsible, in the Committee’s capacity as a committee of the Board and subject to the rights of shareholders and applicable law, for the appointment, compensation, retention and oversight of the work of the external auditors (including resolution of disagreements between management and the external auditors regarding financial reporting) for the purpose of preparing or issuing an audit report, or performing other audit, review or attest services for the Corporation. The external auditors shall report directly to the Committee.

(b)

Meet on a regular basis with the external auditors (without management present) and have the external auditors be available to attend Committee meetings or portions thereof at the request of the Chair of the Committee or by a majority of the members of the Committee.

(c)	Review and discuss a report from the external auditors at least quarterly regarding:

(i)	All critical accounting policies and practices to be used;

(ii)

All alternative treatments within accounting principles for policies and practices related to material items that have been discussed with management, including the ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditors; and

(iii)	Other material written communications between the external auditors and management, such as any management letter or schedule of unadjusted differences.

(d)	Obtain and review a report from the external auditors at least annually regarding:

(i)	The external auditors’ internal quality-control procedures.

(ii)

Any material issues raised by the most recent internal quality-control review, or peer review, of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with those issues.

(iii)	To the extent contemplated in the following paragraph, all relationships between the external auditors and the Corporation.

(e)

Review and discuss at least annually with the external auditors all relationships that the external auditors and their affiliates have with the Corporation and its affiliates in order to determine the external auditors’ independence, including, without limitation, (i) receiving and reviewing, as part of the report described in the preceding paragraph, a formal written statement from the external auditors delineating all relationships that may reasonably be thought to bear on the independence of the external auditors with respect to the Corporation and its affiliates, (ii) discussing with the external auditors any disclosed relationships or services that the external auditors believe may affect the objectivity and independence of the external auditors, and (iii) recommending that the Board take appropriate action in response to the external auditors’ report to satisfy itself of the external auditors’ independence.

(f)	Review and evaluate annually:

(i)

The external auditors’ and the lead partner of the external auditors’ team’s performance, and make a recommendation to the Board of Directors regarding the reappointment of the external auditors at the annual meeting of the Corporation’s shareholders or regarding the discharge of such external auditors.

(ii)	The terms of engagement of the external auditors together with their proposed fees.

(iii)	External audit plans and results.

(iv)	Any other related audit engagement matters.

(v)	The engagement of the external auditors to perform non-audit services, together with the fees therefor, and the impact thereof, on the independence of the external auditors.

(vi)	Review the Annual Report of the Canadian Public Accountability Board (“CPAB”) concerning audit quality in Canada and discuss implications for Cenovus.

(vii)	Review any reports issued by CPAB regarding the audit of Cenovus.

Cenovus Energy Inc.	C6 2017 Annual Information Form

(g)

Conduct periodically a comprehensive review of the external auditor, with the outcome intended to assist the Committee to identify potential areas for improvement for the audit firm, and to reach a final conclusion on whether the auditor should be reappointed or the audit put out for tender.

(h)

Upon reviewing and discussing the information provided to the Committee in accordance with paragraphs 19.(c) through (f), evaluate the external auditors’ qualifications, performance and independence, including whether or not the external auditors’ quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining auditor independence, taking into account the opinions of management and the head of internal audit. The Committee shall present to the Board its conclusions in this respect.

(i)

Review the rotation of partners on the audit engagement team in accordance with applicable law. Consider whether, in order to assure continuing external auditor independence, it is appropriate to adopt a policy of rotating the external auditing firm on a regular basis.

(j)	Set clear hiring policies for the Corporation’s hiring of employees or former employees of the external auditors.

(k)	Consider with management and the external auditors the rationale for employing audit firms other than the principal external auditors.

(l)	Consider and review with the external auditors, management and the head of internal audit:

(i)	Significant findings during the year and management’s responses and follow-up thereto.
(ii)	Any difficulties encountered in the course of their audits, including any restrictions on the scope of their work or access to required information, and management’s response.
(iii)	Any significant disagreements between the external auditors or internal auditors and management.
(iv)	Any changes required in the planned scope of their audit plan.
(v)	The resources, budget, reporting relationships, responsibilities and planned activities of the internal auditors.
(vi)	The internal audit department mandate.
(vii)	Internal audit’s compliance with the Institute of Internal Auditors’ standards.

20.	Internal Audit Group and Independence

(a)	Meet on a periodic basis separately with the head of internal audit.

(b)	Review and concur in the appointment, compensation, replacement, reassignment, or dismissal of the head of internal audit.

(c)	Confirm and assure, annually, the independence of the internal audit group and the external auditors.

21.	Approval of Audit and Non-Audit Services

(a)

Review and, where appropriate, approve the provision of all permitted non-audit services (including the fees and terms thereof) in advance of the provision of those services by the external auditors (subject to the de minimus exception for non-audit services described in the Exchange Act or applicable CSA and SEC legislation and regulations, which services are approved by the Committee prior to the completion of the audit).

(b)	Review and, where appropriate and permitted, approve the provision of all audit services (including the fees and terms thereof) in advance of the provision of those services by the external auditors.

(c)

If the pre-approvals contemplated in paragraphs 21.(a) and (b) are not obtained, approve, where appropriate and permitted, the provision of all audit and non-audit services promptly after the Committee or a member of the Committee to whom authority is delegated becomes aware of the provision of those services.

(d)	Delegate, if the Committee deems necessary or desirable, to subcommittees consisting of one or more members of the Committee, the authority to grant the pre-approvals and approvals

Cenovus Energy Inc.	C7 2017 Annual Information Form

described in paragraphs 21.(a) through (c). The decision of any such subcommittee to grant pre-approval shall be presented to the full Committee at the next scheduled Committee meeting.

(e)

Establish policies and procedures for the pre-approvals described in paragraphs 21.(a) and (b) so long as such policies and procedures are detailed as to the particular service, the Committee is informed of each service and such policies and procedures do not include delegation to management of the Committee’s responsibilities under the Exchange Act or applicable CSA and SEC legislation and regulations.

22.	Other Matters

(a)	Review and concur in the appointment, replacement, reassignment, or dismissal of the Chief Financial Officer.

(b)	Upon a majority vote of the Committee outside resources may be engaged where and if deemed advisable.

(c)	Report Committee actions to the Board of Directors with such recommendations as the Committee may deem appropriate.

(d)

Conduct or authorize investigations into any matters within the Committee’s scope of responsibilities. The Committee shall be empowered to retain, obtain advice or otherwise receive assistance from independent counsel, accountants, or others to assist it in the conduct of any investigation as it deems necessary and the carrying out of its duties.

(e)

Determine the appropriate funding for payment by the Corporation (i) of compensation to the external auditors for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation, (ii) of compensation to any advisors employed by the Committee, and (iii) of ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

(f)

Obtain assurance from the external auditors that no disclosure to the Committee is required pursuant to the provisions of the Exchange Act regarding the discovery of illegal acts by the external auditors.

(g)	Review and reassess the adequacy of this Mandate annually and recommend any proposed changes to the Board for approval.

(h)	Consider for implementation any recommendations of the Nominating and Corporate Governance Committee of the Board with respect to the Committee’s effectiveness, structure, processes or mandate.

(i)	Perform such other functions as required by law, the Corporation’s by-laws or the Board of Directors.

(j)	Consider any other matters referred to it by the Board of Directors.

Revised Effective: February 10, 2015

Cenovus Energy Inc.	C8 2017 Annual Information Form

APPENDIX D

NETBACK RECONCILIATIONS

Netback is a non-GAAP measure commonly used in the oil and gas industry to assist in measuring operating performance on a per-unit basis. Netback is defined as gross sales less royalties, transportation and blending, operating expenses and production and mineral taxes divided by sales volumes. Netbacks do not reflect non-cash write-downs of product inventory until the inventory is sold. Netbacks reflect Cenovus’s margin on a per-barrel basis of unblended bitumen and crude oil. As such, the bitumen and crude oil sales price, transportation and blending costs, and sales volumes exclude the impact of purchased condensate. Condensate is blended with the bitumen and heavy oil to reduce its thickness in order to transport it to market. Our Netback calculation is aligned with the definition found in the Canadian Oil and Gas Evaluation Handbook.

The following tables provide a reconciliation of the financial components comprising Netbacks (in millions of dollars) to the nearest GAAP measure found in the annual and interim consolidated financial statements.

Year Ended December 31, 2017

($ millions)

	Per Consolidated Financial Statements
	Oil Sands(1)	Deep Basin(1)	Conventional(2)	Total Upstream
Revenues
Gross Sales	7,362	555	1,309	9,226
Less: Royalties	230	41	174	445
	7,132	514	1,135	8,781
Expenses
Transportation and Blending	3,704	56	167	3,927
Operating	934	250	426	1,610
Production and Mineral Taxes	-	1	18	19
Netback	2,494	207	524	3,225
(Gain) Loss on Risk Management	307	-	33	340
Operating Margin	2,187	207	491	2,885

	Basis of Netback Calculation					Adjustments			Per Above Table
	Bitumen	Heavy Crude Oil	Light and Medium Crude Oil	NGLs	Gas	Condensate	Inventory(3)	Other	Total Upstream
Gross Sales	4,290	383	590	221	542	3,145	-	55	9,226
Royalties	230	51	119	22	23	-	-	-	445
Transportation and Blending	653	35	29	16	47	3,145	-	2	3,927
Operating	868	117	169	48	327	-	-	81	1,610
Production and Mineral Taxes	-	-	17	-	2	-	-	-	19
Netback	2,539	180	256	135	143	-	-	(28)	3,225
(Gain) Loss on Risk Management									340
Operating Margin									2,885

(1)	Found in Note 1 of the Consolidated Financial Statements.
(2)	Found in Note 11 of the Consolidated Financial Statements.
(3)	Netbacks do not reflect non-cash write-downs of product inventory until the inventory is sold.

Cenovus Energy Inc.	D1 2017 Annual Information Form

Three months ended December 31, 2017

($ millions)

	Per Consolidated Financial Statements
	Oil Sands(1)	Deep Basin(1)	Conventional(2)	Total Upstream
Revenues
Gross Sales	2,424	231	218	2,873
Less: Royalties	113	20	29	162
	2,311	211	189	2,711
Expenses
Transportation and Blending	1,193	24	18	1,235
Operating	271	94	83	448
Production and Mineral Taxes	-	1	4	5
Netback	847	92	84	1,023
(Gain) Loss on Risk Management	235	-	14	249
Operating Margin	612	92	70	774

	Basis of Netback Calculation					Adjustments			Per Above Table
	Bitumen	Heavy Crude Oil	Light and Medium Crude Oil	NGLs	Gas	Condensate	Inventory(3)	Other	Total Upstream
Gross Sales	1,430	40	144	99	141	998	-	21	2,873
Royalties	113	2	29	10	7	-	-	1	162
Transportation and Blending	202	3	7	7	18	998	1	(1)	1,235
Operating	260	14	39	17	101	-	-	17	448
Production and Mineral Taxes	-	-	4	-	1	-	-	-	5
Netback	855	21	65	65	14	-	(1)	4	1,023
(Gain) Loss on Risk Management									249
Operating Margin									774

(1)	Found in Note 1 of the Interim Consolidated Financial Statements.
(2)	Found in Note 9 of the Interim Consolidated Financial Statements.
(3)	Netbacks do not reflect non-cash write-downs of product inventory until the inventory is sold.

Three months ended September 30, 2017

($ millions)

	Per Consolidated Financial Statements
	Oil Sands(1)	Deep Basin(1)	Conventional(2)	Total Upstream

Revenues
Gross Sales	2,210	200	331	2,741
Less: Royalties	54	13	45	112
	2,156	187	286	2,629
Expenses
Transportation and Blending	1,066	22	44	1,132
Operating(4)	259	101	118	478
Production and Mineral Taxes	-	-	4	4
Netback	831	64	120	1,015
(Gain) Loss on Risk Management	9	-	3	12
Operating Margin	822	64	117	1,003

	Basis of Netback Calculation					Adjustments			Per Above Table
	Bitumen	Heavy Crude Oil	Light and Medium Crude Oil	NGLs	Gas	Condensate	Inventory(3)	Other	Total Upstream
Gross Sales	1,340	111	162	79	144	885	-	20	2,741
Royalties	54	17	30	8	5	-	-	(2)	112
Transportation and Blending	205	13	7	7	16	885	(1)	-	1,132
Operating	254	35	50	22	108	-	-	9	478
Production and Mineral Taxes	-	-	4	-	-	-	-	-	4
Netback	827	46	71	42	15	-	1	13	1,015
(Gain) Loss on Risk Management									12
Operating Margin									1,003

(1)	Found in Note 1 of the Interim Consolidated Financial Statements.
(2)	Found in Note 8 of the Interim Consolidated Financial Statements.
(3)	Netbacks do not reflect non-cash write-downs of product inventory until the inventory is sold.
(4)	As a result of measurement period adjustments related to the Acquisition, operating costs for the Oil Sands segment was increased by $2 million in the third quarter of 2017.

Cenovus Energy Inc.	D2 2017 Annual Information Form

Three months ended June 30, 2017

($ millions)

	Per Consolidated Financial Statements
	Oil Sands(1)	Deep Basin(1)	Conventional(2)	Total Upstream
Revenues
Gross Sales	1,666	124	386	2,176
Less: Royalties	36	8	50	94
	1,630	116	336	2,082
Expenses
Transportation and Blending	879	10	54	943
Operating(4)	264	55	115	434
Production and Mineral Taxes	-	-	5	5
Netback	487	51	162	700
(Gain) Loss on Risk Management	(14)	-	3	(11)
Operating Margin	501	51	159	711

	Basis of Netback Calculation					Adjustments			Per Above Table
	Bitumen	Heavy Crude Oil	Light and Medium Crude Oil	NGLs	Gas	Condensate	Inventory(3)	Other	Total Upstream
Gross Sales	943	119	156	38	160	751	-	9	2,176
Royalties	36	16	31	3	7	-	-	1	94
Transportation and Blending	158	11	9	2	9	751	-	3	943
Operating	218	37	42	9	74	-	-	54	434
Production and Mineral Taxes	-	-	5	-	-	-	-	-	5
Netback	531	55	69	24	70	-	-	(49)	700
(Gain) Loss on Risk Management									(11)
Operating Margin									711

(1)	Found in Note 1 of the Interim Consolidated Financial Statements.
(2)	Found in Note 8 of the Interim Consolidated Financial Statements.
(3)	Netbacks do not reflect non-cash write-downs of product inventory until the inventory is sold.
(4)	As a result of measurement period adjustments related to the Acquisition, operating costs for the Oil Sands and Deep Basin segments were increased by $43 million and $4 million respectively, in the second quarter of 2017.

Three months ended March 31, 2017

($ millions)

	Per Consolidated Financial Statements
	Oil Sands(1)	Deep Basin	Conventional(1)	Total Upstream
Revenues
Gross Sales	1,062	-	374	1,436
Less: Royalties	27	-	50	77
	1,035	-	324	1,359
Expenses
Transportation and Blending	566	-	51	617
Operating	140	-	110	250
Production and Mineral Taxes	-	-	5	5
Netback	329	-	158	487
(Gain) Loss on Risk Management	77	-	13	90
Operating Margin	252	-	145	397

	Basis of Netback Calculation					Adjustments			Per Above Table
	Bitumen	Heavy Crude Oil	Light and Medium Crude Oil	NGLs	Gas	Condensate	Inventory(2)	Other	Total Upstream
Gross Sales	577	113	128	5	97	511	-	5	1,436
Royalties	27	16	29	1	4	-	-	-	77
Transportation and Blending	88	8	6	-	4	511	-	-	617
Operating	136	31	38	-	44	-	-	1	250
Production and Mineral Taxes	-	-	4	-	1	-	-	-	5
Netback	326	58	51	4	44	-	-	4	487
(Gain) Loss on Risk Management									90
Operating Margin									397

(1)	Found in Note 1 of the Interim Consolidated Financial Statements.
(2)	Netbacks do not reflect non-cash write-downs of product inventory until the inventory is sold.

Cenovus Energy Inc.	D3 2017 Annual Information Form

The following table provides the sales volumes used to calculate Netback.

Sales Volumes

(barrels per day, unless otherwise stated)	2017	Q4	Q3	Q2	Q1
Bitumen
Foster Creek	121,806	143,586	157,850	106,115	78,562
Christina Lake	161,514	193,734	206,338	154,431	89,919
Total Bitumen	283,320	337,320	364,188	260,546	168,481
Crude Oil (Heavy, Light and Medium) and NGLs
Heavy Oil	21,669	7,485	25,047	28,089	26,222
Light and Medium Oil	28,493	24,957	33,988	29,894	25,074
NGLs	18,001	28,018	27,571	14,967	1,047
Total Bitumen, Crude Oil (Heavy, Light and Medium) and NGLs Sales	351,483	397,780	450,794	333,496	220,824
Natural Gas Sales (MMcf per day)	659	795	851	620	363
Total Sales (BOE per day)	461,268	530,230	592,591	436,761	281,324

Cenovus Energy Inc.	D4 2017 Annual Information Form